Original w signatures #1


10010661

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

TWELVTH AMENDMENT TO FORM 1 - A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

COMMISSION FILE NUMBER: 024-10228

Received SEC
MAR 1 1 2010
Washington, DC 20549

INICIA INCORPORATED

(Name of small business issuer in its charter)

DELAWARE

(State or other jurisdiction of incorporation)

360 EAST 55th STREET, SUITE 13G, NEW YORK, NY 10022, (646) 233-4164

(Address, zip code and telephone number of principal executive offices)

PRENTICE-HALL CORPORATION SYSTEM, INC.

2711 CENTERVILLE ROAD, SUITE 400

WILMINGTON, DE 19808

(Name, address and telephone number of agent of service)

5900	95-4581906
(Primary standard industrial classification code number)	IRS Employer Identification Number

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Date of Offering Circular: **February 23, 2010**

PART I - NOTIFICATION

ITEM 1. Significant Parties
(a) the Issuer's directors;

DIRECTORS OF THE COMPANY

1. Name: Bruce T. Dugan Age: 52
Title: Chairman of the Board of Directors

Home Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164
Corporate Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164

2. Name: Larry Schulze Age: 59
Title: Director

Home/ Office Address: 1615 Crestwood Drive Harrison, AR 70601; Telephone: (870) 391-2249
Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

3. Name: Mary Ann Zimmer Age: 58

Title: Director

Home / Office Address: 401 East 74th Street, New York, NY 10021; Telephone: (212) 744-7410; Telefax: (212) 744-7210
Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646) 233-4164

4. Name: Mario E. Delfino Age: 32
Title: Director

Home Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431, Argentina
Studio Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires Argentina 1016; Telephone: +54-11-4813-6536
Corporate Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

1. (b) the Issuer's officers;

OFFICERS OF THE COMPANY

1. Name: Bruce T. Dugan Age: 52
Title: President and Chief Executive Officer (see contact info above under in the Directors list)

2. Name: James W. Stearrett Age: 48

Title: Chief Financial Officer

Home/ Office Address: Uruguay 1279 (5:A) Capital Federal, Buenos Aires 1015 Argentina +54-11-4813-6536
Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

3. Name: Mary Ann Zimmer Age: 58

Title: Vice President and Chief Technical Officer (see contact info above under in the Directors list)

4. Name: Mario E. Delfino Age 32

Title: Vice President and Chief Technology Officer (see contact info above under in the Directors list)

5. Name: Larry Schulze Age 59

Title: Vice President; Online Publications (see contact info above under in the Directors list)

(c) the issuer's general partners:
N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

1. Bruce T. Dugan 33,400,000 common shares (see contact info above under in the Directors list)
2. Mario E. Delfino 25,000,000 common shares (see contact info above under in the Directors list)
3. Larry Schulze 25,000,000 common shares (see contact info above under in the Directors list)
4. Keystone Capital Resources LLC 27,383,333 common shares (see contact info listed in (f) below
5. New Century Capital Consultants, Inc. 10,000,000 common shares (see contact info in (f) below)

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

1. Bruce T. Dugan 33,400,000 common shares (see contact info above under in the Directors list)
2. Mario E. Delfino 25,000,000 common shares (see contact info above under in the Directors list)
3. Larry Schulze 25,000,000 common shares (see contact info above under in the Directors list)
4. Keystone Capital Resources LLC 27,383,333 (Keystone is owned by James W. Zimbler, address below in (f))
5. New Century Capital Consultants, Inc. 10,000,000 (New Century is owned by Ms. Pergola and managed by Steve Apolant – see (f) below for contact info).

(f) promoters of the issuer;

1. Bruce Dugan (see contact info above under in the Directors list)
2. Larry Schulz (see contact info above under in the Directors list)
3. Mario Delfino (see contact info above under in the Directors list)
4. James Stearrett (see contact info above under the Officers list)
5. Maryann Zimmer (see contact info above under in the Directors list)
6. Keystone Capital Resources LLC: 906 South Atherton Street State College, PA 16801 (814) 234- 8500
7. James Zimbler (owner of Keystone Capital) 165 Fern Leaf Ct. State College, PA 16801 (814)-36-9789
8. New Century Capital Consultants Inc. 111 Great Neck Road Suite 300 Great Neck, New York 11021 (516) 482- 6565
9. Steve Apolant (manager of New Century) Contact info (see New Century above)
10. Ms. Pergola (owner of New Century) 111 Great Neck Road Suite 300 Great Neck, New York 11021 (516) 482- 6565

NOTE; On July 30, 2008 New Century and Keystone Capital purchased the Elgin Technologies Inc. public shell and controlled the company until the merger with Inicia Incorporated on September 23, 2008, The Investment Company Act of 1940 states that a "Promoter" of a company or a proposed company means a person who, acting alone or in concert with other persons, is initiating or directing, or has within one year initiated or directed, the organization of such company. In 2005 Mr. Dugan incorporated a private corporation called Inicia Incorporated, and then operated that company with Mario Delfino and Larry Schulze, all three of whom became officers and directors of the post merger Inicia-Elgin merger of September 2008.

(g) affiliates of the issuer;

(1) Bruce T. Dugan: Home Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164
Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

(2) James W. Stearrett: Home Address: Uruguay 1279: 5b Capital Federal, Buenos Aires 10160 Argentina +5411-4813-6536
Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

(3) Mario E. Delfino: Home Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431, Argentina
Office Address: Uruguay 1279 (5:A) Capital Federal, Buenos Aires 1016 Argentina
Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164

(3) Larry Schulze: Home/ Office Address: 1615 Crestwood Drive, Harrison, AR 70601; Telephone: (870)391-2249
Corporate Office Address 360 East 55th Street 13-G New York, NY 10022 Telephone: (646) 233-4164

(4) Mary Ann Zimmer: Home/ Office Address: 401 East 74th Street New York, NY 10021; Telephone: (212)744-7410;
Corporate Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

(h) counsel to the issuer with respect to the proposed offering;

M. David Sayid, Esq. - Office Address: Sayid and Associates LLP, 408 West 57th Street, Suite 8E, New York, NY 10019
O: 212-262-1166 F: 212-247-7535 - Home Address: 308 Spring Lane Haworth, NJ 07641

Michael Krome, Esq. – 8 Teak Court Lake Success, NY 11755 O: 631 (737) 8382

(i) each underwriter with respect to the proposed offering;
N/A

(j) the underwriter's directors;
N/A

(k) the underwriter's officers;
N/A

(l) the underwriter's general partners; and
N/A

(m) counsel to the underwriter.
N/A

ITEM 2. Application of Rule 262
(a) None
(b) None

ITEM 3. Affiliate Sales
None

ITEM 4. Jurisdictions in Which Securities Are to be offered
(a) None
(b) New York, The Issuer shall file the necessary blue sky documents for the State of New York in accordance with Section 359-e of the NY General Business Law, and Regulation D of the Securities Act. We intend to sell the shares in this offering through our officers and directors, Messrs. Bruce Dugan, Maryann Zimmer, Mario Delfino, and Larry Schulze, all of which are officers of the Company. They will receive no commission from the sale of any shares. They will not register as a broker-dealer under Section 15 of the Securities Exchange Act of 1934 (the "Act") in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker/dealer. The conditions are that: (1). The person is not statutorily disqualified, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation; and (2) The person is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; (3). The person is not at the time of their participation, an

associated person of a broker/dealer; and, (4). The person meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any Issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii). None of the Company's officers or directors is statutorily disqualified, is not being compensated, and is not associated with a broker/dealer. He is and will continue to be one of our officers at the end of the offering and has not been during the last twelve months and is currently not a broker/dealer or associated with a broker/dealer. He has not during the last twelve months and will not in the next twelve months offer or sell securities for another corporation. We will not utilize the Internet to advertise our offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) **Unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A:**

1. **the name of issuer**: Inicia Incorporated (in accordance with the reverse merger agreement of September 23, 2008)
2. **the title and amount of securities issued**: Common stock; 138,821,633.
3. **the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof** : issued to pre-merger Inicia Incorporated shareholders (See 4 (i) below) in exchange for 100% of the outstanding shares of the closely-held Inicia Incorporated, and to post-merger management (ii) for a one-time signing bonus, and pre-Offering Statement capital contributors (iii) -- all at a rate of .0033 per share, the one week trading average of the stock at the time of issuance. Also issued to post Offering Statement capital contributors (iv) at a rate of .01 per share.
4. **the names and identities of the persons to whom the securities were issued:**
    a. Bruce T. Dugan, Chairman/ Chief Executive Officer (i)(ii) 33,400,000 with one year restrictive legend in accordance with Rule 144
    b. Larry Schulze, Director/ Vice President (i)(ii) 25,000,000) with one year restrictive legend in accordance with Rule 144
    c. Mario Delfino, Director/ Vice President (i)(ii) 25,000,000 with one year restrictive legend in accordance with Rule 144
    d. James W. Zimbler, (i) shareholder 600,000
    e. Keystone Capital Resources, LLC. (iii) controlled by James W. Zimbler) 14,333,333 plus 10,000,000 [See #39c]). Plus (iv) 3,050,000
    f. New Century Capital Consultants Inc. (iv) (Owned by Ms. Pergola, managed by Steve Apolant) post Offering Statement capital contribution, shareholder 200,000, plus 10,000,000 [See #39c]).

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

There were no unregistered securities sold within one year prior to this filing detailed above.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The exemptions for the unregistered securities listed in ITEM 5(a) are pursuant to Regulation D and Section 4(2) of the Securities Act.

ITEM 6. Other Present or Proposed Offerings
No

ITEM 7. Marketing Arrangements
(a) None
(b) None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement
None

ITEM 9. Use of a Solicitation of Interest Document. N/A

PART II –OFFERING CIRCULAR

INICIA INCORPORATED

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock

Maximum number of securities offered: Fifty six million (56,000,000) common shares

Minimum number of securities offered: None

Price per security: $ .01 per share

Total proceeds: If maximum sold: $560,000; If minimum sold: N/A
(See USE OF PROCEEDS #9 and #10 on Pg 35 & 36, and SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING. (Pg. 8)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? ____% N/A

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*

TABLE OF CONTENTS

	Page
The Company	8
Risk Factors	8
Business and Properties	13
Offering Price Factors	33
Use of Proceeds	35
Capitalization	37
Description of Securities	38
Plan of Distribution	40
Dividends, Distributions and Redemptions	41
Officers and Key Personnel of the Company	41
Directors of the Company	45
Principal Stockholders	46
Management Relationships, Transactions and Remuneration	47
Litigation	48
Federal Tax Aspects	48
Miscellaneous Factors	48
Financial Statements	49
Notes to Financial Statements	54
Management's Discussion and Analysis of Certain Relevant Factors	59
Exhibits	63

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of fifty nine (56) pages.

THE COMPANY

1.	**Exact Corporate Name:**	**INICIA INCORPORATED**
	State and date of Incorporation:	**State of Delaware on May 28, 1986**
	Street address of principal office:	**360 East 55th Street 13G, New York, NY 10022**
	Company telephone number:	**(646) 233-4164**
	Fiscal year:	**December 31**
	Person to be contact at Company:	**M. David Sayid, Esquire, at (212) 262-6188 (cell) or at Sayid and Associates LLP, 408 West 57th Street, Suite 8E, New York, NY 10019, (212) 262-1166 (office), (212) 247-7535 (fax).**
	Telephone number (if different):	**Not applicable**
	Date of Offering Circular:	**February 23, 1020**

RISK FACTORS

2. Risks to Consider Regarding our Company

The Company Has Substantial Near-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

The Company has minimal capital for operations currently and has needs for immediate funding to complete most of its planned products and services outlined in this document over the next twelve months. This includes the i2d division's IQM, all the Inicia Studios' video projects, and – except for www.tglife.com – all of the planned i2 Interactive Media division's online publications, communities, social networks and resource centers. Our capital requirements will depend on many factors including, but not limited to, the timing of further development of our business and the growth of the industry as a whole. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders will be reduced. Moreover, those equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock. There can be no assurance that additional capital will be available on terms favorable to us or our shareholders.

Our cash requirements may vary substantially depending on our rate of development, research results, competitive and technological advances and other factors. If adequate funds are not available, the Company may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms. Our inability to raise capital would impair the current and future operations and may cause the Company to cease business operations entirely.

The Company Has Substantial Long-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

Substantial expenditures will be required to further develop our business model. The level of expenditures required for these activities will depend in part on whether The Company develops and markets our services independently or with other companies through collaborative arrangements. Our future capital requirements will also depend on one or more of the following factors:

- Market acceptance of our products and services;

- The extent and progress of our research and development programs;
- Competing technological and market developments; and
- The costs of commercializing our products and services.

There can be no assurance that funding will be available on favorable terms to permit successful expansion of the business to allow the Company to exceed the breakeven point, if at all.

In addition, the Company has no credit facility or other committed sources of capital. The Company may be unable to establish credit arrangements on satisfactory terms, if at all. If capital resources are insufficient to meet our future capital requirements, the Company may have to raise additional funds to continue development of our website communities and publications, digital software products, and video content productions. There can be no assurance that such funds will be available on favorable terms, if at all.

To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities will likely result in dilution to our shareholders. If adequate funds are not available, the Company may be unable to develop our operations to a sufficient level to generate revenues or become profitable.

We expect to issue additional stock in the future to finance our business plan and the potential dilution caused by the issuance of stock in the future may cause the price of our common stock to drop.

The Company is authorized to issue maximum stock of 500,000,000 common shares. As of September 30, 2009, there were 138,821,633 issued and outstanding shares of Common Stock, of which 84,000,000 shares have a one (1) year legend restriction in accordance with Rule 144. The Board of Directors has authority to issue the balance of 361.178,367 shares of their authorized stock without shareholder consent, on terms and conditions set in the discretion of the Board, which may dilute the value of your stock. If and when additional shares are issued, it may cause dilution in the value of shares purchased in this offering and may cause the price of our common stock to drop. These factors could also make it more difficult to raise funds through future offerings of common stock.

Some of our competitors are much larger companies than us and very well capitalized. They could choose to use their greater resources to finance their continued participation and penetration of our targeted markets, which may impede our ability to generate sufficient revenue to cover our costs. Their better financial resources could allow them to significantly outspend us on price to our customers, marketing and production. We might not be able to maintain our ability to compete in this circumstance.

The Company Has Never Paid Dividends

The Company has never paid dividends. The Company does not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be at our Board of Directors' discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents the Company may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

Limited Operating History

We cannot guarantee that we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our ongoing operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations and possibly cease operations totally. Equity financing could result in additional dilution to shareholders.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The Company believes that it will be able to use all of its net operating loss carry forwards in future periods; however, to be conservative the Company has not recorded the related asset in the accompanying financial statements.

Employees

As of December 31, 2009, the Company employed 6 persons: Bruce T. Dugan serves as Chairman and CEO, publisher of the i2 Interactive Media division, and Executive Producer of Inicia Studios. James W. Stearrett serves as Chief Financial Officer. Larry Schulze, a director and vice president, is director of sales and serves as Editor in Chief for the i2 Interactive Media division. He will also oversee and build the sales and editorial teams of all future online publication properties. Mario Delfino, a director and vice president, is Chief Technology Officer. He is the Company's lead software programmer; writing the code for the Company websites, as well as oversees the i2 Media Lab division that provides software programming to third party clients. Mary Ann Zimmer, a director, corporate Secretary and Treasurer, serves as Vice President of Business/Legal Affairs. Robert Buontempo serves as research and project leader of the i2d Digital Products division. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Dependence on Key Personnel

The success of the Company is highly dependent on certain key personnel, particularly Messrs. Dugan, Delfino and Schulze, all of whom will be the driving force behind the introduction and implementation of all corporate policy and infrastructure growth, and will be responsible for implementing the Company's short and long-term strategies. Therefore, the loss of Messrs. Dugan, Delfino or Schulze or any other key manager could have a material adverse effect on the Company's results of operations, financial condition and business prospects.

No Assurance of Planned Growth; Inability to Grow could adversely affect operating results

The Company has yet to experience rapid and substantial growth in Company operations and revenue since it began operations. The Company intends to pursue a growth strategy for the foreseeable future and to broaden its product offerings to include new types of products that have little or no track record. There can be no assurance that the Company will be able to expand successfully and operate profitably. It is also expected that such expansion plans may require the Company to hire additional personnel which will substantially increase its operating expenses in the short-run. Since management expects that there will be a time lag between the expenditure of funds and the receipt of any revenues from such expansion efforts, the Company's results of operations may be adversely affected in the short-run. There can be no assurance that the Company will anticipate and respond effectively to all of the changing demands that expanding operations will have on the Company's management and operating systems. The Company's failure to meet its anticipated hiring needs and to adapt its systems could have a material adverse effect on its results of operations, financial condition and business prospects. Further, there can be no assurance that the Company will ever achieve its planned growth or broaden its product offerings, and the failure to do either could have a material adverse effect on the Company's results of operations, financial condition and business prospects.

Substantial Leverage can reduce net income and cause losses

The Company's Certificate of Incorporation and Bylaws do not limit the amount of indebtedness the Company may incur. The Company may wish to leverage its assets through securitizations and other borrowings, generally through the use of warehouse lines of credit and reverse repurchase facilities. The percentage of leverage used varies depending on, among other things, the Company's estimate of the cash flow that its assets will generate, and the stability of that cash flow. There can be no assurance that the Company will be able to continue to meet its debt obligations resulting from leverage and, to the extent that it cannot, the Company risks the loss of some or all of its assets.

Broker –Dealer Sale of Shares

The Company's stock is considered a "Pink Sheets" listing, and trades on the OTC (over the counter market). The Company will not qualify, nor does it have any intention in the foreseeable future in attempting to qualify for listing on the NASDAQ or any other exchange.

Limited Public Market Activity; Volatility of Stock Market

Prior to the Offering, there has been limited trading activity for the Common Stock. There can be no assurance that an active trading market will develop or that the purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater

than the Offering Price. The Offering Price of the Common Stock was determined arbitrarily within in the Company and may not reflect the market price of the Common Stock after the Offering. Between September 2009 and December 31, 2009 the common stock has traded from a high of $0.03 in October 2009 to a low of $0.0051 on December 24, 2009, a decrease of 83 percent.

Anti-Takeover Effect of Delaware Law

The Company is incorporated as a Delaware corporation and as such will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning more than 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" with the Company for three years following the date that person became an interested stockholder unless the business combination is approved in a prescribed manner. This statute could make it more difficult for a third party to acquire control of the Company. See "Description of Capital Stock -- Certain Provisions of Delaware Law."

Failure to File Exchange Act Reports

In May 2002, the Company filed for bankruptcy protection, and while the Company was in bankruptcy the previous officer and control persons failed to file any necessary Exchange Act Reports. On October 16, 2007, the Bankruptcy Court Judge issued an order approving the asset purchase and authorizing the sale of the corporate shell. In July 2008, a Corporate Shell Purchase Agreement was executed between the Registrant and New Century Capital Consultants, Inc. and Keystone Capital Resources, LLC (the "Purchasers"), wherein the Purchasers assumed control of the Company. In September 2008, the Company entered into a reverse merger with Inicia Incorporated, and upon the completion of said merger new Officers and Directors were appointed. The Company changed its name to Inicia Incorporated and filed for a new trading symbol (INIA), which became active in December 2008. Due to the failure of the previous Officer and other Control persons of Elgin Technologies Inc (the shell) to file Exchange Act reports between 2002 and 2008, the Company failed to report any financial information to the shareholders and the market as required by the Exchange Act of 1934. In addition, the failure to file the reports required by the Exchange Act could result in an enforcement proceeding by the Division of Enforcement of the Securities and Exchange Commission. Such an action could result in the Company being required to file all missing reports from 2002 to 2008, causing an additional significant expense to the Company or in the extreme the Company losing the registration of its shares with the Securities and Exchange Commission. Therefore, the Company ceased reporting before undertaking this offering and does not anticipate becoming a reporting company.

Development Stages of Business

Since 2006, the i2 Media Lab division (3rd party software/ website development -- described on Pg 15) of the Company has generated approximately $46,000 (which includes $28,000 in 2007, $2,600 in 2008, and $7,700 as of September 30, 2009: See Financial Statements Pg. 49) in total revenues. The i2 Interactive Media division (online publishing -- as described on Pg. 15) has had ongoing operations (with one website community in BETA; generating revenues of approximately $77,500 to date from advertisers since 2005 (which includes $26,000 in 2007, $21,000 in 2008, and $8,700 as of September 30, 2009: See Financial Statements Pg 48.) Inicia Studio (HD video production) has produced test products that have gotten over 500,000 views on YouTune.com. However, this division has not yet engaged in revenue generating activities and the i2d (Digital products) division remains in the development and preplanning stages. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding prospective client base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a $560,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for start-up costs, the implementation of a marketing campaign and presentation of the Company's services for a period of one (1) year. If only a fraction of this Offering is sold, or if certain assumptions contained in the Company's Offering Circular prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's Offering Circular.

Risks Associated with Expansion

The Company plans on expanding its business through the introduction of a new products and services, and sophisticated marketing and promotion campaigns. Any expansion of operations the Company may undertake will entail risks, such actions may involve

specific operational activities that may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's prospective business activities.

Client Base and Market Acceptance

While the Company management believes it can develop a prospective client base through the marketing and promotion of its products and services, the inability of the Company personnel, to further develop such a prospective client base could have a material adverse effect on the Company's financials. Although the Company's management believes that its proposed products and services offer certain advantages over competitive companies and products, no assurance can be given that the Company will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's services.

Possible Fluctuations in Operating Results

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including the successes and failures of its employee base, operations, profit sharing results, seasonality, and general economic conditions. There is no assurance that the Company will be successful in marketing any of its products or services or that the revenues from such products and services will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

Risks of Borrowing

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants that may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Common Stock of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds" (See Pg. 35). The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Common Stock offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Control by Management

As of December 31, 2009 the management of the Company owned approximately SIXTY (60%) of the Company's outstanding shares. Upon the sale of all 56,000,000 common shares offered in this Offering Circular, the management of the Company would own approximately FORTY-THREE (43%) percent of the issued and outstanding shares. However, the Company intends to issue additional shares to management, specifically to Maryann Zimmer, a vice president and corporate Secretary/Treasurer, and James Stearrett, the Chief Financial Officer (to be determined at a later date by the Board of Directors). While the amount is still specifically undetermined it is expected to be – at a minimum – equal to an amount that would provide management with a majority of the issued and outstanding shares and they will thereby have voting control of the Company; able to elect all of the directors and continue to control the Company. The combined voting rights of the investors will therefore be a minority percentage of the Company's Common Stock and will not have the ability to control a vote of the Company's Shareholders or Board of Directors. There are no plans for management to buy shares in this Offering. (See "*PRINCIPAL STOCKHOLDERS*" No 37, Pg 46).

Dividend Policy

The Company intends to not pay any dividends, and therefore retain any initial future earnings to fund operations and expand the Company's business. A holder of Common Stock will be entitled to receive dividends only when, as, and if declared by the Board of Directors out of funds legally available therefore. The Company's Board of Directors will determine future dividend policy based upon the Company's results of operations, financial condition, capital requirements, and other circumstances.

Dilution

Purchasers of Shares will experience immediate and substantial dilution of $ 0.01 in net tangible book value per share, or approximately 100% of the assumed offering price of $.01 per share (assuming maximum offering proceeds are achieved). Additional Shares if issued by the Company in the future will also dilute a purchaser's investment in the Shares. (See "CAPITALIZATION" Pg. 37)

Long Term Nature of Investment

An investment in the Shares may be long term and illiquid. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time.

Compliance with Securities Laws

The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable New York Securities Laws. If the sale of Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Arbitrary Offering Price

The price of the Shares offered has been arbitrarily established by the Company, based upon such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Placement Agent

The officers and directors of the Company without compensation offer the Shares on a "best efforts" basis. Accordingly, there is no assurance that the Company will sell the maximum Shares offered or any lesser amount.

NOTE: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

Forward-Looking Information

Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

Mission/Vision

The mission of Inicia Incorporated is to increase shareholder value through the creation, maintenance (and/or merger or sale) of a series of niche specific lifestyle and/or interest online magazines, social networks and resource centers that the Company has -- or intends to launch (and/or acquire) -- to create greater profits for the Company. It is also engaged in three (3) other areas of operations; niche specific video productions, created by the Company, will be broadcast through the aforementioned online properties -- as well as other ad supported Internet outlets -- and possible traditional distribution channels. The Company's software development team has identified unique software products for digital media devices as well as software applications for PC and web-based services that it intends to create and distribute. Lastly, the Company provides third party contract services (software and website programming & development) to clients worldwide on a job-by-job basis.

History and Organization

The Company, incorporated in 1986, has gone through several name changes and areas of operation focus. Prior to September 2008 the company was known as Elgin Technologies, Inc., traded under the symbol ELGN, and had been in bankruptcy since May 2002. In July 2008, the Elgin Technologies Inc "Shell" was purchased by Keystone Capital Resources LLC and New Century Capital Consultants Inc. pursuant to a court *Shell Sale Order* approval (see #36 on Pg 45). On September 23, 2008 Inicia Incorporated, a closely held Delaware company, entered into a reverse merger agreement with Elgin Technologies Inc. After said merger the Company then changed its name to INICIA INCOPORATED and applied for a new trading symbol and began trading under the symbol INIA in December 2008. Management of the PRE-merger Inicia, in accordance with the Merger Agreement, were then appointed to fill all seats on the Board and elected Officers in the post Inicia Company. This explanation is provided so that the reader of this document can differentiate between the closely held per-merger Inicia Incorporated and the publicly traded post merger Inicia Incorporated. (*NOTE, note that because the Elgin Technologies Inc. shell was purchased out of bankruptcy clear of any assets or liabilities, that the history below, as well as the operating results in later sections (when referred to as prior to September 23, 2008) reflects the operations of the PRE MERGER private entity in an attempt to provide the reader a better background and understanding of the current company operations and direction. The industry and focus of the Company under the name Elgin is no longer relevant and the results of operations since its 2002 bankruptcy until the merger (September 23, 2008) were insignificant.*)

Before incorporating Inicia Incorporated (as a private company) in 2005, founder Bruce T. Dugan, began developing an online concept to bring together magazine content, resources and social networking capabilities inside a single website platform. He hired Mario Delfino, a software programmer, who converted his ideas and drawings into a functioning website presence on the Internet: www.tglife.com (operating in BETA testing mode).

Mr. Dugan, then enlisted the assistance of Larry Schulze, the founder and former Editor in Chief of a print publication that was distributed in several countries (GIRL TALK MAGAZINE), to join the effort and serve as Editor-in-Chief of the Beta website (www.tglife.com) that Messrs. Dugan and Delfino created. During the development phase of the project Messrs. Dugan and Delfino found each other's strengths compatible and formed a partnership (i2medialab.com) to develop relationships with international clients and provide those clients with third party contract software design & development services: databases mapping, website architecture, moving images and 3D animation for the Internet and broadcast presentation. To date i2 Media Lab has generated approximately $46,000 in revenues.

Shortly before www.tglife.com went live in BETA mode, Mr. Dugan formed Inicia Incorporated, while Mr. Schulze was pursuing advertisers to advertise on the existing Beta site to create a small cash flow (to date the site has generated $75,000 in ad revenues).

Inicia Incorporated was incorporated in Delaware 2005, as a closely held corporation, and the operations referred to in this document are derived from that entity. That entity, on September 23, 2008 entered into a reverse merger with Elgin Technologies, Inc., a publicly traded company under the symbol "ELGN". The merged company operates under the original Elgin Technologies Inc. Certificate of Incorporation and By-Laws. Immediately after the merger, the Company filed for a change of name and trading symbol. The Company is now known as Inicia Incorporated and trades under the symbol INIA. The Company ceased reporting before undertaking this offering and does not anticipate becoming a reporting company.

Prior to and during the merger process, Mr. Dugan began to reach out to other professionals with specific expertise – in the areas of business affairs, music, video production, and product distribution – with whom he had personal friendships and worked with previously—whose involvement will help expand on the Company's concept of a multi-media vertical market approach being tested with www.tglife.com, and which the Company intends to apply to other non-related niche markets.

The Company has expanded its core management team in 2008-2009 with the addition of James. W. Stearrett, Mary Ann Zimmer, and Robert Buentempo (See Officers and Key Personnel Pg. 41). The majority of the management team and its principal operations (corporate administration, the online publishing properties and their management team, advertising sales, project development,

business affairs, and M&A) are based in New York, NY, with satellite operations in Elizabeth, New Jersey and Harrison, Arkansas. The Company's lead programmer, Mario Delfino resides in Buenos Aires, Argentina and operates out of an office the Company has established there. There, Mr. Delfino has access to subcontract programmers and designers at reduced rates when, and if, needed. James Stearrett, the Chief Financial Officer has relocated from San Diego, California to join the Company, and is temporarily residing in Buenos Aires as he sets up accounting work flow processes for that division.

3 (a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Overall, the Company can be characterized as a software and media development and distribution company. The Company has four (4) distinctive areas of operation, however, the work in these areas are overlapping and performed by some of the same individuals. Therefore, in this regard, these areas, though branded separately, are not currently treated as entirely stand alone. They include: online niche specific publishing, niche specific video programming and production, developers of software products for the consumer marketplace, and a third party software/ website developer providing services to commercial clients worldwide.

1. Software and Website Development Division: (***www.i2medialab.com***, *New York, New York and Buenos Aires, Argentina)* This division: **(a)** designs and develops static page websites (information only, no database) or complex dynamic page websites (database driven with interactive webpage content, meaning that any member of a given website can post content – such as MySpace, Facebook, and iVillage members can do) for clients worldwide on a contract work-for-hire basis; **(b)** has designed a working prototype of two software product solutions for the Internet, which are: (i) a content management system used to publish online magazines, resource centers and social networks, and (ii) software to operate and manage e-commerce websites, both of which the Company intends to use for its own niche content sites, and also to license these software solutions to existing or would be publishers and/or e-commerce businesses.

Also, this division **(c)** writes computer code using a variety of computer languages (the 'code' is the command, or string of commands that tell a computer how to respond to various actions) to create software applications (a group of codes bundled together to complete desired task, like organizing and/ or manipulating music files or tracking sales reports, for example) that the New Products Division (see below) conceives, and will then sell as a stand-alone packaged product or 'plug-in' (that may be used with other existing applications). (See Pg. 16; #1)

2. New Products Division: (*i2d, Elizabeth, New Jersey*) – This division currently has no completed products ready for the marketplace, and has not generated any revenue to date. The intent is for it to focus on developing digital software products and applications (#2 on Pg 17) that can be sold to retail customers -- through traditional CD/DVD distribution outlets such as Wal-Mart, Target, etc. and/or digital downloads through a variety of websites or digital media devices. Please note that the Company does not have any distribution agreements with any of the distribution outlets mentioned above: they are potential outlets only that the Company will contact at the appropriate time, and there can be no assurance that such distribution agreements will finalized. . At the present time, this division is in the planning stages, and has one product on the drawing board (see Pg. 17; #2 IQM).

3. Video Production Division: (*Inicia Studios, New York, New York.*) To date, this division has produced ten (10) low-cost 5-minute test videos, funded by advertising revenues from TGLIFE.com (see #4 below) and those video were geared towards the tglife.com niche audience. Those videos were created to test the concept of niche programs and therefore no revenue was generated. These videos did however receive over 500,000 views (or hits) on YouTube.com over the past 12-18 months (as indicated by the automated counter on each of the ten YouTube.com pages where our videos appear). Therefore, the Company plans to produce high quality and longer format programs and distribute them through the Company's planned niche market websites (See Planned Websites Pg. 19) and other net outlets like YouTube.com. It also intends to produce one-off HD video broadcast feature movies and documentaries (See Pg 18 #3 for more details), which, in many cases, will be targeted to the niche demographics of the Company website communities..

4. Publisher of online lifestyle communities and publications: (*i2 Interactive Media, Harrison Arkansas –*) Having designed and built a dynamic page website template that brings together the best practices of an online (refers to access via the Internet) magazine, resource directory and social network, the Company has one website currently online in BETA test mode, which generated approximately $26,000 in 2007 and $21,000 in 2008 from ad revenue (see Statement of Income and Loss – Pg. 51). The Company intends to launch a series of other non-related niche sites as listed under *–Existing and Planned Publication Communities (*see Pgs. 19/20). Company owned websites deliver multi-media content (text, photo, video) in an interactive seamless environment (the content, interactive capabilities of the site, its members, administrators and advertisers are interlinked, creating a very low administration maintenance and user friendly environment). Although all the Company's publication sites will have different content and

demographics, they will all have similar functional characteristics. Therefore, the Company's publication sites can all operate using the same i2m architectural model, which will allow the Company to create new sites quickly and cost effectively.

Many of the components of this i2m model are Internet standards. However, the model also provides: (a) niche specific vertical content/ marketplace; (b) international, national and local content and resources; (c) powerful planned group tools; (d) seamless environment; (e) advanced advertiser tools for instant result reports, ad reservation system, product marketplace, and (f) the ability for advertisers to contribute to the site content as experts in their field, and interact with general members and (g) a follow Me Box: one click access to member email, alerts, profile link and more.

The content of each site is niche specific, but the customary components that drive the sites include the following:

- Lifestyle (or interest) specific magazine content with staff writers (topic or location based columns)
- World News aggregated from many sources, Site Announcements and Groups News
- Tips (by category) written by experts (many our advertisers), staff and contributing members
- Humor section (cartoons, or text with photos, videos)
- Letters to the editor: notes from readers to the Editor
- Chat Rooms (public and private) where members can come together and communicate
- Instant Messenger Systems, where members can type messages to one another in real time
- Forums; multi-level, a place to read member comments and post responses
- Contests and quizzes; interactive areas where members can attempt to win prizes
- Events calendar (world events, group events, member events, Friends Night Out gatherings)
- Media Guide (Cinema, TV, and Web events -- such as scheduled chats, web video, web radio)
- Groups – essentially a fully functional website for anyone who has a social club or organization that appears within our website community
- Member profile pages – about me, photo gallery, blog, calendar, friends network, email, alerts
- Marketplace: advertiser promoted discount products/ services, member classified sections,
- Library – member contributed content by category
- Personals – search criterion for club pals, shopping buddies, romance, pen pals etc.
- Photo Galleries – member contributed photos by gallery categories
- Polls
- Video player – i2m video programming as well as member contributed content and links
- Resource Directory:
    1. Glossary of Terms
    2. History – categorized by people, places, events of historical importance
    3. Shopping – product and service providers by location and category, with contact info
    4. Learning Center – lessons in a variety of disciplines by location and category and contact
    5. Professionals – of, or serving a specific lifestyle – listing by location and category
    6. Venues – restaurants, clubs, bars, hangouts, game rooms etc. by location and category serving the niche demographic of the website

3. (b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product(s) would require a material amount of resources of the Company, and the estimated amount. If the Company is or expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major supply contracts.

1. Software and Website Development Division: (***www.i2medialab.com,*** *New York, New York and Buenos Aires, Argentina)* The products and services offered by this division are mostly produced in-house by management. Chief Technology Officer and lead programmer Mario Delfino writes most of the software codes. From time to time graphic arts and programming work will be subcontracted out to third parties on an as needed basis. Within the next six to twelve months the Company expects to secure 2-3 new programmers on a semi or full time basis to fulfill new third party client projects as they are established.

Meanwhile, the short term plan of this division within forty-five (45) days from the receipt of the first $36,000 of proceeds from this Offering Statement is to:

- Complete the publishing "i2m" website model software solution referred to in section 3(a) #1 above, see Pg. 15), which will be used to drive all of the Company niche website communities. The template model will also be offered (sales efforts to begin 30 days after the completion of the software model) to third party publishers for either a fee (one time set up fee of approximately $5–$7,000 and a monthly subscription fee of $1,200 - $1,500, which includes website hosting, server maintenance, software maintenance and upgrades), or a sharing of revenue generated from the third party's website. These licensing prices the Company intends to charge were determined by establishing a set up fee and monthly leasing structure (over two years) totaling a cost to the client that would be less than if they contracted a programmer to build a site like our model from scratch. To build a site like our model from scratch would require hiring a third party programmer (based on our knowledge and experience of the programming marketplace in North America and Europe would be an average approximate rate of $50 per hour), and depending on the ability of the programmer, may take from as little as nine months to as much as twenty four months – or longer -- to complete.
- Complete the e-commerce administration software solution (referred to in section 3(a) # 1 above see Pg 15) which the Company intends to license to third party online stores for either a onetime set up fee of approximately $300-$500, and a monthly subscription fee of $100-$400, which includes website hosting, server maintenance, software maintenance and upgrades, or a share of revenue generated from advertising and/or products sold on said e-commerce site. These prices were determined by establishing a set up fee and monthly leasing structure (over two years) totaling a cost to the client less than if they contracted a programmer to build a site like our model from scratch. With management's knowledge and experience in the third party programmer marketplace, it is estimated that to build a site like our model – estimating time and a $50 per hour programmer rate – would cost approximately $3,000 – $5,000 -- depending on modifications.
- Expand sales efforts in an attempt to generate a steady flow of third party project income by initially hiring one part-time or full-time salesperson, compensated with an advance of $1,000 against future sales commissions.
- Begin search to identify, negotiate and secure additional subcontractors to fulfill lower level design and programming commitments as needed by the Company's third party clients, to free up in-house programmer (s) to concentrate on larger more lucrative third party projects.

2. New Products Division: (*i2d, Elizabeth, New Jersey*) –Within this division, the products are intended to be developed in-house, although, from time to time, when it is in the best interest of the Company, management may utilize third party programmers, graphic artists and existing software to achieve its product goals. The Company intends to sell these products to the public under one of the Company brands (now existing, or created in the future). Robert Buontempo serves as project manager and will coordinate product development with Company Chief Technology Officer Mario Delfino. .

Products in Pre-Planning Stage

- ***IQM Music Enhancer*** is a software application product in development intended to provide consumers a way to improve the quality of their digital sound recordings through a virtual equalizer (bass, tremble, reduce noise, and more), so that they can save different mixes of that recording for playback on different types of players; i.e. Cell phone ring tone, computer with speakers, iPod with headphone, and/or an auto or home sound system, for example. There are current tools like this available in the marketplace for high end professional sound engineers, but these multiple tools are not packaged into a single product, nor are they user friendly for the average consumer. The unit would potentially sell in hard copy and digital download for an estimated $19.99 and $14.99, respectively, based, in part, on the existing retail price of $39.99 offered by one of our competitors, FX Sound. The cost directly relative to the completion of this project is approximately $19,000, and is intended to be funded once the Company has realized no less than 12% of the total proceeds of this Offering Statement, and after completion of the i2m software referred to in item #1 above). However, note that even if management secures the funding required to complete, distribute and market this product, there is no assurance that the Company will be able to successfully sell its product at the projected target price, or realize any profits from the sale of this product.

- ***American Freight Exchange (AFX:)*** is intended to be a complex multi-functional time sensitive software application for the commercial transportation industry (such as, travel reservations for the movement of commercial freight, packaged together in a work-flow system to manage not only the freight movement itself, but also the business and transportation community at large). This project was originated in 1990 by Mr. Dugan. At the present time, detailed stage planning has been laid out, but programming of the product has not yet been undertaken. The Company does not intend to begin any development or expend any funds until 2010, utilizing in-house programmers to develop a prototype funded by ongoing Company revenues.

3. Video Production Division: (*Inicia Studios, New York, NY.*) This division operates in concert with subcontract (pre and post) production service companies around the country. The Company is focused on low-cost productions, and in some cases enters into speculative agreements ("spec") with said production services (where the subcontract production company provides services at a reduced upfront fee for a percentage of back end revenue), thereby lowering the Company's risk.

Products in Pre-development

- *Sports and Law*: The name says it all. A format program intended for initial Internet broadcast and later cable syndication. The show will feature Karen Desoto as host, a legal analyst for MSNBC and Court TV since 2000, (who initially conceptualized the show), who has developed the format with the Company's CEO Mr. Dugan. Long time friends, Ms. Desoto and Mr. Dugan currently have a non-binding verbal agreement, which the Company intends to formalize in writing upon the completion of this Offering Statement, although no assurance can be given that a final agreement agreeable to Ms. Desoto and the Company will be realized. The Company intends to produce the "pilot" episode on spec, thereby incurring no upfront production costs, although no assurance can be given that the Company will be successful in obtaining the spec agreements required in this regard. There will be other expenses relative to this program; however they are too small to be considered material.

- *Changing*: Written by award winning playwright Gretchen Cryer, this HD video movie is about the sex change of Bob to Barbara through the eyes of 'her" former buddies at a college reunion. Ms. Cryer and Mr. Dugan have a non-binding verbal agreement to co-produce the project, with the intent of formalizing said agreement between October and November 2009, although no assurance can be given that terms agreeable to Ms. Cryer and the Company will be reached or finalized. If an agreement can be reached, the Company intends to produce this film in HD video for a cost of $30,000. This budget will be financed with proceeds from this Offering Statement once the Company has realized a minimum of 18% of the total proceeds of this Offering. This project would be considered stage 2, after the completion of the i2m publishing, e-commerce and IQM software projects referred to previously. If the Company is successful in obtaining "spec "agreements with production or post-production service companies, it may be possible to reduce the required cash the Company would have to expend for the project, although no assurance can be given that such spec arrangements will be obtained.

- *Magazine format programming by niche*: Most, if not all, of our publication/communities would support niche programming intended to be broadcast on the i2m sites, youtube.com and others. The Company intends to initially produce five episodes of the new format for TGLIFE.com viewers, to be followed by a format show for two other genres; an online Cabaret featuring Rick Unterberg, recipient of the Manhattan Bistro Award (who has entered into a non-binding verbal agreement with the Company's CEO Mr. Dugan, with the intent to finalize said agreement between October and November 2009, although no assurance can be given that a final agreement will be completed), and a travel program to coincide with the launch of the Company's planned Expat 360 website. The programs will be shot in HD video, with an approximate production and promotion budget of $15,000. Spec production services will be sought out when possible, but no assurance can be given that spec production services will be obtained. The Company will begin production once it has realized no less than 10% of proceeds from this Offering Statement.

- *Documentaries* – In the gathering of content for the various short form programs, there may arise unique opportunities to shoot additional footage that can be edited into short and/or long form documentary programs to then be aired on the Company (website) video players, other ad supported websites, and/or licensed to national or international cable/TV distribution channels. No specific documentaries are planned at this time, and before shooting said documentaries the Company will conduct research to determine what types of documentaries various cable channels may be in the market to license.

4. Publisher of online lifestyle communities and publications: (*i2 Interactive Media, Harrison, Arkansas*) Having designed and built (in-house) a proprietary dynamic page website template that brings together the best practices of an online (refers to access via the Internet) magazine, resource directory and social network, the Company has one website currently online in BETA mode (www.tglife.com), which has been generating ad revenue since its inception, the Company intends to launch a series of other non-related niche sites following the completion of the i2m software referred to previously in 3b-1. . These Company-owned websites deliver multi-media content (text, photo, video) in an interactive environment (all the content, interactive capabilities of the site, its members, administrators and advertisers are all interlinked through the mapping of the website's database so that any action populates throughout the site accordingly), creating a very low administration maintenance and user friendly environment. Although all the Company's publication sites will have different content and demographics, they all have similar functional characteristics (See Pg. 16 number 3(a) – 4 for details). Therefore, they can all operate using the same i2m architectural model, which will allow the Company to roll out new sites quickly and cost effectively.

All sites listed below shall be developed and launched using the i2m publishing software (currently in development and expected to be completed within thirty days after the receipt of the first $36,000 of proceeds realized from this Offering Statement).

Future Site Staffing: Company owned website properties (as they are launched) may hire additional staff. These site staff members can be located anywhere in the world and will telecommute (they will work from their homes via computer). These staff positions are to be funded, initially, from a portion of the $36,000 previously mentioned above regarding the software development, and maintained therafter by the revenue generated from the website they are hired for. Those staff positions include:

- Community Manager; responsible for database, groups, resources, news, events.
- Managing Editor; oversee and manage editorial writing staff.
- Promotion Manager: Create and manage contests, special promotions, and online marketing

Existing and Planned Publication Communities Owned and Operated by the Company

*With the completion of thei2m software to drive these sites, the launch of each new site requires initially (a) content to populate the site and (b) minimal promotion expense (see **3c** – Page 20), and (c) administrative effort from management. It is expected that with completion of the software (referred to in item #1 on Pg. 17) that the Company will be able to complete and launch its entire list of planned website communities, which are prioritized below:*

TGLIFE.com – (currently operating in BETA and generating ad revenues.) An advertiser, supported site by, for and about the transgender community; providing news, information, resources, entertainment and social community networking.

Mix Lab – (In development with plans to launch within three months of the completion of this Offering Statement.) An advertiser, affiliate, product placement and special promotions supported music engineering website, additionally, to provide cutting edge information about sound recording. The site also provides member forums, features and an online virtual recording studio where members of the site can choose songs from the library or upload them (send music files from their computer to the sites recording studio). At the member's choice, the results of these efforts can be entered into the contest to win various scholarships and prizes, as well as, receive feedback on their work from the site members.

Expat360 – (In development with plans to launch within three months of the completion of this Offering Statement.) An advertiser and special promotions supported site for English speaking ex-patriots or "expats". The term is often used in the context of Westerners living in non-Western countries.

YesOrNoAmerica.com - (In development with plans to launch within five months of the completion of this Offering Statement.) An advertiser supported site focused on the topics of the day, where readers can post their thoughts via a forum, answer the poll of the week on the hottest topic, and, columnists respond to the weekly topic (poll) question: one in the positive and the other defending the negative.

TeenPopStar.com – (In development with plans to launch within six months of the completion of this Offering Statement.) An advertiser, corporate sponsor, special promotions and product sales supported teen site providing news, information, entertainment, resources and community social networking. It will feature an online contest (i2m provides the tools to create and record music and video demo's online from the users home PC or MAC and the teen can then post their talent (songwriting, singing, dancing, lip synching, etc.) to the site for the members of the site to choose the winners. There are no judges, as management believes that bad talent can be as entertaining as good talent. The site will also build out a citizen's reporter network comprised of aspiring teenaged journalists reporting about teenage issues, and serve as a platform to showcase journalism talents (reporting, photojournalism, editing and more) and provide scholarships for some of the best; the scholarships to be underwritten by a combination of corporations, colleges and universities.

The Game Room – (In development with plans to launch within twelve months of the completion of this Offering Statement.) An advertiser, affiliate, and special promotions supported site that provides the structure and tools for gaming clubs to organize their (offline and online) member games and tournament events, results, point leaders lists, communications, social networking and more.

Transport Matrix – (In development with plans to launch within eight months of the completion of this Offering Statement.) An advertiser and member subscription supported site for transportation professionals; providing info, community, products and services, with the intent of building critical mass as a member based organization to leverage better products and services for its members. *This*

site will serve as a precursor to the AFX network to be developed at a date in the future (as referred to in New Products Division #2 on Pg 17)

TGerotica.com – (Semi-completed in Beta testing.) An affiliate, advertising and subscription supported magazine-community site, the external site listings, external site reviews and links, classifieds, and social networking capabilities for adult-themed transgender lifestyles. Launched as a stand-alone site with the intent to be interconnected with Sexxlife.com (see below) at a later date.

Communities Owned by Others that the Company wishes to joint venture with.

Penniless Lover – (In predevelopment with plans to launch within twelve months of this Offering Statement, funded with part of the $36,000 of proceeds from this Offering previously listed.) An advertiser and product sales supported 'how to' and tips site for young men; providing information and resources for dating and romancing "big" on a small budget. Award winning playwright Gretchen Cryer, who conceived the concept, would be the featured columnist. A non-binding verbal joint venture agreement has been discussed between the Company's CEO Mr. Dugan and Ms. Cryer, but there can be no assurance that an agreement will be finalized.

Business Pipeline – currently owned and operated by a friend of the Company's CEO, the site is not currently using the i2m software model, nor does it have any involvement or affiliation with the Company. There has been a non-binding verbal discussion between the principal owner of Business Pipeline and the Company's CEO to possible convert the site to the i2m software, or for the site to be acquired, but no assurance can be given that any future discussions will result in a formal agreement. The site would be intended to be an advertiser and subscription services supported site for small under-the-radar- entrepreneurial companies to find news, information, resources and networking tools. There are not currently any funding plans in place, as there is no way to know what will be required until such time that a formal agreement is in place.

NOTE: See Use of Proceeds table and question 9b (Pg. 35/6) for the priority of funds for project development and completion.

RESEARCH AND DEVELOPMENT

The Company currently has no formal Research and Development program. It has a series of project development plans as indentified in this document, and will rely on its management team to stay ahead of the cultural, technological and social trends and/or adjust to changes in the marketplace in regard to those project plans. To date, the Company has spent insignificant sums of money on research and development, mostly in the areas of online gaming (not referring to gambling) and other online software application investigations. The Company will engage in research as it pertains to any future planned documentary productions, by contacting former distribution companies that management has worked with, such as Tapestry International, to gain insight to the types of programs that various cable channels may be in the market to lease. However, upon the completion of this Offering Statement, the Company doesn't intend to expend any significant funds on Research and Development in the immediate future, until, at least, the current slate of projects are completed, become operational and generate cash flow, at which time a better assessment can be made as to the needs of the Company.

3 (c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographical area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service or other basis. Indicate (by attached table if appropriate) the current or anticipated price or price ranges for the Company's products or services, or the formula for determining prices, on how these prices compare with those of competitors' products and services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

ONLINE PUBLICATIONS: *i2 Interactive Media division*

Target markets for the Company owned online communities, magazines and resource centers are niche specific lifestyles and interests, and therefore, are significantly smaller than the mass markets reached by sites like My Space, Facebook or YouTube. The potential member base can vary greatly in the target niche areas the Company intends to compete. While the entire North American market for the Company's TG LIFE.com site, only has 8 million potential members (the demographics are transgender people ranging from 21 to

70 years of age), the potential North American market for the Company's planned TeenPopStar.com, is 45 million. The demographic for Teen Pop Star crosses gender lines ranging from pre-teens (8-12 years old) to eighteen (18).

In addition to the significant variance from niche to niche, it is important to point out that all of the Company's existing websites, have or are expected to have an international member base (some in the English language and others in multiple languages. For example, of the total member base of the Company's www.tglife.com, 78% are from the United States, while the remaining 23% are from other countries). Thus, the overall potential member bases of those sites (exampled above, as well all the Company future planned sites) would potentially be greater than solely the North America examples provided above.

The Internet provides access to various products and services, information, entertainment, and communication services, and people spend countless hours on the Internet seeking out same from multiple sources. The profile of our target customer is someone with a specific niche lifestyle or interest that would enjoy having all that information, entertainment, community, and resource in one place: a vertical marketplace. Because our sites are niche specific, our member base is more likely to buy products and/or services from advertisers with niche specific products and services geared towards them.

Publication, community and resource center sites compete for readers and members by providing entertainment, information and/or community (social) interactivity. On the other hand, e-commerce sites customarily provide products. While there are many social networking sites for specific niches, there are only a few that also offer resources and/or content (text, photo and video), and fewer still that approach content in an expanded magazine format. The Company's management believes its competitive edge is that in all of its websites; it will provide all three components (social networking, resources, and magazine content) in a single environment. Some of the Company's expected competitors charge membership fees. The Company does not.

Within the smaller niche market, there may be thousands of sites around the globe clamoring for reader and member attention, some of which have already established large member bases. The Company will have to compete with these existing websites in a continuing effort to stay viable. The niche space, however, is created mostly by smaller entrepreneurial home grown endeavors. While they are all passionate about their websites, the Company expects to be better financed (through proceeds realized from this Offering and ongoing multiple site revenues) than many of its competitors and therefore, better able to generate professional content, deliver content more consistently and market that content with greater impact. Furthermore, because the Company has sustaining in-house software division, it expects that it can maintain a lower cost of operation to output ratio for technology than its competitors. There can be no assurances however that the Company will successfully compete the Offering or operate profitably.

While the Company believes that it can penetrate the marketplace with a better product, there are no assurances that before it can succeed in that effort that a larger and better funded company may not simply adopt the Company's concepts and focus on the niche marketplace. The Company plans on filing patent pending registration for its software and website architecture wherever applicable. There is no assurance that such patent (s) will ultimately be approved. Accordingly, the Company must not only rely on the existing online website model, marketing plans and any special promotions concepts it has, but also Management's ability to keep moving forward creativity to stay ahead of its competitors.

The first of the Inicia online website communities was TGLIFE.com, a site by, for and about the transgender community, currently operating in BETA mode. The Company intends to upload all the components of the fully completed software within thirty (30) days of the completion of this Offering Statement and officially launch the site, begin its promotion and marketing plans. Currently, there are three (3) primary commercial (privately owned) competitors: URnotAlone.com, TGForum.com in the USA and Trannyweb.com in the UK (ranked 134,000, 1,047,000 and 950,000, respectively on Alexa.com, the website ranking system owned by Amazon.com). All three (3) of these entities have been fully functional and 'on the web' since the 1990s. TGLIFE.com, has not yet fully completed all of its planned site functionalities, nor has it engaged in any promotional efforts to date, other than its weekly newsletter to existing members. On December 31, 2009, according to Alexa.com, TgLife.com has improved its worldwide ranking to 739,400, and d its United States ranking to 175,612 – up twenty-percent (20%) over the past three months. It has also increased its *internet reach* by 60%, *Page Views* by 130%, *Page Views per user* by 80%, and *Page views per viewer* up by 10%. Although no assurance can be given, the Company believes that with the full completion of all the site functionality and an effective promotional campaign that it can actively compete with most, if not all, of its competitors.

Of the Company's current competitors, Urnotalone.com ranks the highest on Alexa.com, and is primarily a transgender social networking site consisting of member profiles. It also provides some content through aggregated world news and limited creative content. TGFORUM.com has a wider selection of varied articles, but is more limited in its social networking capabilities. TRANYWEB.com is mostly a social networking site, with resources and content provided via membership blogging. The Company's management believes they are different from their competitors because management believes it can offer a more comprehensive online experience to its members.

The second site scheduled for launch, within ninety (90) days after the Company has realized $36,000 of proceeds from this Offering Statement, is Mix Lab, a site geared towards sound recording engineer enthusiasts. Sites that provide forums for the audio engineer enthusiast that the Company will have to compete with for active members include; studiorecordingengineer.com (ranked 1,300,000 on Alexa.com), recordingreview.com (ranked 108,000), gearslutz.com (ranked 14,182) and Pro Sound Web (ranked 107,962). The site intends to compete by incorporating – in addition to a forum -- all of the magazine, resource and social networking components that TGLIFE utilizes, but also provide tools that allow its members to actually mix sound recordings – just like they would in a recording studio – online, and then present that musical work on the site for critiques by career engineers and members, and also compete for prizes, scholarships and other incentives..

The third site scheduled for launch, within ninety (90) days after the Company has realized $36,000 of proceeds from this Offering Statement,, is Expat 360, a site for expats living overseas, but also catering to tourists and travelers. While the exact number of expats living abroad is not currently known, the trend of Americans, Britons, Germans, Australians, Canadians and other Western Europeans relocating to foreign countries has been on the rise over the past decade. The leading online publication for international expats is EscapeArtist.com, ranked at 20,835 on Alexa.com, followed by InternationalLiving.com at 64,354. Both of these sites are fully functioning commercial ventures. However, these sites appear to be more focused on overseas real estate rather than day-to-day Expat living. In management's opinion, and based on their review of these sites, neither localizes or categorizes its content effectively or provides robust online member community tools. As such, the Company intends to compete by providing global content, categorized locally; information, community, interactivity and resources not provided by its competitors. The site would focus first on Buenos Aires, which is one of the fastest growing expat locations in the world today. The reason for this is that management has relationships with Argentine locals that can help navigate and build its local content, member and advertising base. The Company then intends to embark on a round the world development and marketing trip to build its writing staff, attract local (individual) expats, as well as, expat groups and organizations, to create brand awareness for local and global businesses and advertisers. Targeted locations include Costa Rica; Panama; Uruguay; Colombia; Cuzco, Peru; Rio de Janeiro, Brazil; Madrid and Barcelona, Spain; Namibia, Africa; Bangkok, Thailand; Laos; Vietnam; Shanghai, China; Abu Dhabi and Dubai (Arab Emirates) and others to be named at a later date.

OTHER PLANNED SITES THE COMPANY WILL LAUNCH WITHIN TWELVE MONTHS **after the Company has realized $36,000 of proceeds from this Offering Statement:**

YesOrNoAmerica.com - An advertiser supported site focused on the topics of the day, where readers answer the poll of the week (Yes or No) on the hottest topic of the day, post their thoughts in the forum, and post their comments at the foot of columns that are posted -- in a cross fire manner -- one in the positive and the other defending the negative for the Topic of the Week. There are many sites that the company will have to compete with in this regard, including most all of the newspaper sites, political, pop cultural and other interest specific publications. The Company will compete by focusing on one hot topic at a time; be it politics, culture & society, or religion. Because of the Company's extremely low cost to operate the site (it can piggyback on our other server, thereby not incur any new costs to the Company), this site will serve as a free source of ad revenue, and also be used to cross promote other company owned websites that share a common topic from one week to the next.

TeenPopStar.com – A site for, by and about teenagers and teenager issues. The competition is vast; ranging from teen oriented publications, such as Teenlink, Teen Voices, Bolt and others, social networks, and online talent competition sites, such as OurStage.com (ranked 3,994 on Alexa.com). Many of these sites are much better funded then the company. The Company intends to compete in this genre by (a) building an editorial team consisting of aspiring teen reporters, journalists, photographers, and columnists, and creating scholarship program to be offered to the best -- underwritten by a combination of corporations, colleges and universities (although no assurance can be given that it will be successful n this regard), and (b) the creation of an online talent contest for singing, songwriting, and dancing; winners to be determined by the members of the site. The site intends to provide tools on the site so that teens (regardless of where they live) can create and record music and video demos from their home PC or MAC and then upload their talent to compete for a series of prizes; members choose the winners.

The Game Room – An advertiser, affiliate, and special promotions supported site that provides the structure and tools for gamers and gaming clubs (i.e. local poker groups, bowling leagues, etc) to organize their (offline and online) member games and tournament events, results, and point leaders lists. The site will also provide social networking, communications, and resources. There are many game oriented sites much better funded than the Company, ranging from information and resource sites (pokerinformation.com, pokerroom.com, the pokerforum.com, baordgamegeek.com, netgames.com, bowl.com and others) to actual game sites, such as PokerStars.com -- a site where players can play poker --, to an endless list of other online gaming; ranking from 3,100 (Pokerstars.com) to 3,1000,000 (mybowlinggames.com). The Company will compete by bringing together content, networking, communications, groups and resources in a single seamless environment, with many interest channels.

Transport Matrix – An advertiser and member subscription supported site for transportation professionals with the intent of building member based organization buying groups. Existing and established magazines will be the principle competitors for the content of Trans-Matrix site. Transport Topics (ttnews.com – ranked 399,000 on Alexa.com), has been the leading commercial publication for the trucking industry for many decades, providing editorial content and resources. Others publications include Overdrive and Logistics Management magazine. There are also many organizations and associations in the trucking and general freight industries, and the Company will have to – on some level – compete with these sites for member attention. The Company intends to compete by bringing together all the components of a fragmented industry into a single seamless environment; providing editorial content, resources (events, classifieds, directories), community networking (with member profiles), and communication. The site will also serve as a portal for products and services.

TGerotica.com – (Semi-completed in Beta testing.) An affiliate, advertising and subscription supported magazine-community site, with external site listings, external site reviews and links, classifieds, and social networking capabilities for adult-themed transgender lifestyles. The competition in this genre (adult themed directories), and the Company will be just one of many attempting to attack readers. The Company will compete with other directory sites by adding editorial content, providing social networking tools, and an interactive classified section.

Once a Company owned site is fully operational and begins to acquire market share, it will approach some of their competitors to explore the feasibility of acquiring them in an effort to lower combined costs, eliminate redundancy, increase market share, cost effectively expand management and increase profits. Moreover, if successful, the Company would then be in position to seek out a larger publisher of sites synergistic to the Company's. These larger publishers may wish to gain additional traffic and market share to add to their own in an effort to position them, as a combined group, for sale to a multi-national by increasing its aggregate monthly viewership.

Based on several articles in recent years, such as *TV Studios Explore Online Horizons (Buenos Aires Herald, March 16, 2008)*, a site needs 1,000,000 unique visitors per month to attract the interest of a large multimedia company (such as News Corp, or Universal/NBC, for example) Such arrangements, acquisitions or sales should be interpreted as potential opportunities only, rather than set goals. Our goals remain consistent: to generate profits and increase shareholder value by whatever means are available to us.

With the completion of the TGLIFE.com "i2m"software model, the sites above (and additional future sites – See *Existing and Planned Publications* Pgs. 19/20) can be developed for minimal amounts of funding. The launch of said sites will require a minimal advertising budget of $50 per month per site, some initial paid content (ranging from $10-$50 per article) to jump-start the site. Moreover, the Company intends to pay writers, editors and managers a percentage of ad revenue for taking over the responsibilities of a particular section of each site, thus keeping the Company's upfront outlay of funds at a minimum, while providing those writers, editors and managers the opportunity to increase their earnings in direct response to the results of their efforts.

The Internet space changes rapidly, so the competition for the Company's planned sites may change dramatically in the near future. As such the Company will continually revisit its strategy for competing in the marketplace, as well as staying informed on its existing competition.

VIDEO PRODUCTION: *Inicia Studios*

While there are many successful programs being aired on the Internet (for example, *"when the fourth season of 'The Office', an NBC comedy, had its premiere in September 2007, one in five viewings was on a computer screen instead of television* (9.7 million TV vs. 2.7 million online) according to The New York Times; *Serving Up Television without a TV Set, March 10th, 2008),* it is noteworthy to point out that there are some shows being created specifically for the internet. Independent directors and producers enjoy the quick access that the Internet provides, while larger studios are beginning to see the Internet as a testing ground for new programming or as a promotional tool for existing programming.

In 2007, the Company began to experiment with low budget format programs for its www.tglife.com site. It raised the small production money needed through advertisers ($500.00 each) in exchange for their (the advertisers) video ad to precede the program itself. The programs were then aired on YouTube.com and according to the counter on each separate YouTube.com page where each video appears, the ten (10) Company videos had generated a combined five hundred thousand (500,000) views.

Once the Company realizes no less than 10% of the proceeds from this Offering Statement, it will begin production of its niche programs to expand into higher quality, longer format programming.

With the advent of destination sites like YouTube.com, the short form video space is very competitive. These destination sites essentially provide a free distribution pipeline to would-be producers. The Company, however, expects to be able to compete in this

space as it is a companion product that will be cross-marketed and supported via the Company websites within the same niche. The existing website member base will be potential built-in viewers for the videos, while the videos (on sites like YouTube.com) will potentially attract viewers to become members of the Company niche website.

Youtube.com is now offering partner programs for small production companies; producers and directors, where YouTube provides them an exclusive channel for their programming (see Youtube.com, partnerships). The independent production company then uploads as many programs as they wish, and derives revenue from the ad revenue generated on that page by YouTube and Google advertisers. The Company's financial goals for the video division are based on providing multiple format programs within each of its intended niche channels, and generating revenue from presold video ads that will appear in the program itself, much like a TV ad. In the earlier test videos that the Company had done, it generated $500 per episode for much shorter (5 minute) videos, and therefore management believes that the longer more polished videos will generate considerably higher revenues for pre-presentation video ads, as well as advertising revenue from display ads on the website pages where the videos air. They will also generate advertising income generated by Google and paid to the Company through the YouTube.com Partner Program.

"YouTube didn't say how much money partners earn on average, but a spokesman admitted that "hundreds of YouTube partners are making thousands of dollars a month." With about 200,000 viewers for each episode, Buckley, for example, claims to make over $100,000 a year in ad revenue. Other internet personalities use a combination of YouTube's ads and sponsorships or product placements within the videos to maximize earnings" (Marketing VOX, December 2008).

However, while the Company believes it can create a viewership for its programming, and has attracted viewers to the short test videos it aired on YouTube.com, there is no assurance that it will be able to do so in the future, or be able to do so with any financial gain.

The Company is not a work-for-hire production company, and only embarks on producing projects that it owns or co-produces. As such, it does not earn production fees. It only earns advertising or licensing fees for the programming that it creates.

The Company also intends to produce full length creative and documentary feature presentations. The Company has relationships with many producers and production facility companies and believes that in some cases it can produce, in part or in whole, programs on "spec," where the company supplying the filming equipment, and/or pre or post editing facilities or services would provide such for a share of the back end profits in lieu of upfront fees, thus reducing the Company's risk. However, there is no assurance that the Company will be able to obtain such spec agreements.

The financial range of projects that the Company will consider producing will range from a low of $1,000 in cash to as much as $30,000 in cash. Traditionally (based on management's knowledge from past experience in producing and licensing both Cable/TV and theatrical documentaries and feature films), these costs can be recouped through US cable/TV licensing fees, leaving additional revenue to be earned through US theatrical, Internet and all foreign revenue channels, plus advertising.

The Company intends to compete and promote its full length feature films and documentaries via the international film festival circuit. For its short format or one-off programs, it will promote directly to a niche audience that the program was intended; through its own niche oriented website for that niche, and/or YouTube.com and other Netcast (Internet based) distribution channels.

There are literally thousands of production companies competing in the video production marketplace. There is no true formula for success except a great finished product, along with good timing in presenting that product in the marketplace. To that end, the Company will rely on management and its co-venture partners to demonstrate their ability to identify great projects and to effectively deliver those projects to the marketplace.

These costs of production and potential revenue from licensing arrangements provided above are based on management's past experience in the film industry. However, no assurance can be given that the Company will be able to successfully produce any such programs, or license said programs to recoup costs or realize profits.

NOTE: Company CEO Bruce T. Dugan and Vice President Larry Schulze, collectively, have hands on experience in format programming and full length film production. (See *Officers and Key Personnel* Pg. 41).

THIRD PARTY CONTRACT SERVICES*: i2 Media Lab division*

There are tens of thousands of third party service companies worldwide that provide the same services as that of i2MediaLab, which includes computer software programming, website design and development and website hosting. Each of those companies can range in size from a single sole proprietor to a company with hundreds of employees.

i2 Media Lab approaches potential customers in predominately one of two ways.

Contract Software/ Website Development Services. The Company has accepted projects from third party clients on a job by job basis; charging either hourly rates or a flat project rate. Once the Company's in-house publishing and e-commerce software solutions are complete (as described on Pg. 15 (see 3(a) #1 b: i and ii), the Company intends to once again seek additional contract client projects. These jobs can be as simple as encoding a single website page to developing a full database driven website, or developing applications to run sales, operations, or accounting functions within a company's interoffice network. These jobs can range from $400 to $60,000 based on management's past experience. As an American company fluent in English, with our highly skilled programmer (s) operating in our Buenos Aires office, we can offer premium programming and offshore pricing without the language barrier that is indicative of most offshore services. This is our competitive edge: quality and price. The Company competes for work in three ways: (1) online advertising to attract potential clients to contact us; (2) responding to online project bids on a variety of websites (such as Craigslist.com); and (3) attracting foreign clients through word of mouth based on the reputation of our lead programmer in Argentina: which has resulted in high profile clients such as Banco Santander Rio, Raul Othacehe (an Argentine politician), and others. However, foreign revenues only accounted for 5.6% of total sales in 2008 and are not expected to be significant in the near future.

Licensing Software Solutions. The Company is in development of two (2) turnkey website solutions that it intends to license to clients on a recurring basis. When a client is looking to contract a company to develop and design an e-commerce or publishing website they must consider quality, price and time. The cost for them to have a contract e-commerce website built would approximately range between $3,000 - $5,000, while a publishing website could range from $20,000 to as much as $60-$80,000 or more. These prices are derived by taking the hourly rate charged by professional software programmers (which based on management knowledge of the industry would average $50 per hour) times the hours required to complete the software. While i2 Media Lab can perform this custom work on a contract basis competitively, it will also be able to offer that client a second option: to license a turnkey ready i2m software solution to run the website; which would reduce the set-up time and upfront costs for that client to obtain a fully functional website. The licensed site will appear customized to any viewer, with a unique graphic style associated with our client -- laid on top of the i2m software. Moreover, as part of the monthly licensing fee, the client would receive an ongoing upgrade and maintenance program for the i2m software solution. In this case the client would pay a onetime set up fee for the i2m E-commerce website solution of $100-500 with a monthly recurring fee of $300-$500 per month, or for the i2m publishing solution a set up fee of $5,000 - $7,000 and monthly fee of $1,200 - $1500. These price points were selected by management -- based on their knowledge from years of programming experience -- to equal an amount (over two years) less than if the client contracted to have a custom website built from scratch. The i2m solution cost to the client includes the graphic design of the website, semi-annual upgrades of the software, the hosting for that website and the maintenance of the hosting server. This provides the customer with a no-hassle time-sensitive approach that gives them the website they need quickly, allowing them to focus on their core business.

Thus, the small i2 Media Lab staff will in time be working on one website model that serves a multitude of clients, rewarding the Company with an efficient, cost effective model for growth and profits.

Website Hosting: Management does not expect this division to be a substantial revenue center for the Company. To date, the Company only has a handful of clients that use our hosting services, primarily because they are either friends of the Company that needed low cost hosting, or clients for whom the Company designed and/or developed their website (s). With hosting competitors such as godaddy.com, who provide URL registration and hosting as their primary business, at very low prices, the Company cannot effectively compete on a marketing basis for hosting clients. Therefore, the Company will continue to provide hosting as service only to its development clients, as part of a one-stop shopping strategy.

For clients with 10,000 visitors a month, or less, the Company operates as a hosting reseller; whereby it leases a fully maintained hosting platform for $39.95 per month, which has the capacity for the Company to provide hosting on that server to up to 25 client websites, for which the Company charges a client between $8.00 to $24.99 per month – prices that are within the range of competitive prices currently in the marketplace for similar services. Should the Company utilize its full capacity of that server, it can seamlessly move its clients to a larger server capable of hosting 100 client websites for $89.95 per month.

For clients that require a hosting platform to support a larger number of visitors per month, the Company has had an ongoing relationship with Voxel.net, a managed server company that provides the server that hosts the Company's publications sites, and can offer hosting to our clients at a rate of $349.00 to $600.00 per month, depending on the size of the server capability requirements, for which the Company earns $35.00 to $250.00 per month. This hosting option as well, is not something the Company expends time or money in promoting, nor does it expect to within the next twelve months.

DIGITAL SOFTWARE PRODUCTS: *i2d division*

The digital software market is broad; with some companies creating multi functional products, while others create single function applications. There are even programmers that focus solely on "widgets," pieces of software that work on the backend of, or in association with, another product.

This division of the Company can be considered a "boutique" operation; maintaining a very low operational overhead or low "burn rate". It will identify niche product needs, and then move quickly to develop a product to fulfill that need. Thus, spending money only in direct relation to the product itself on a project by project basis; for development, packaging, distribution, promotion and advertising.

Specifically the Company intends to focus on products related to digital music recording and enhancement, gaming applications, and widgets. The widgets are customarily delivered via (a) social networks, like Facebook and MySpace, (b) media devices such as iphones, cell phones, and iPods, (c) website downloads and/or (d) traditional CD/DVD outlets.

Digital software design is a highly competitive area, ranging from multi-nationals to single programmers, and there are many companies that are better funded, better positioned and better organized than the *i2d* division of the Company.

Currently, the Company has only one digital product in development. With a price point of $14.99 to $19.99, the IQM Digital Music Enhancer is intended to be sold initially via website downloads and digital devices, such as iPhone, for example, or sold in CD format through retail outlets. The product is intended for any consumer that has a digital music library that they listen to via playback on their iPOD, cellular phone, and car or home audio systems. While there are products of this nature in the marketplace today, some are intended for professional engineers and therefore not user friendly, while others are user friendly to the general consumer but not fully detailed. DFX made by FX Sound is one such competitor, who makes a music enhancer to be used with Windows Media Player, Real Player, Music Match Jukebox, DiviX Player, and other media players. It has a sales price of $39.99.

The Company has earmarked $19,000 for the IQM project. Funding is intended to be derived with proceeds realized from this Offering Statement, but will not proceed in this regard until the Company has received a minimum of 12% from the proceeds of this Offering.

However, while the Company intends to develop the IQM to compete on price and functionality, there is no assurance that the Company will be able to successfully complete the product development, obtain distribution channels, or that consumers will purchase the product if it is.

NOTE: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

3. (d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in respond to question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contact by sales representatives etc.) how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major sales contracts.

NOTE: All of the Company's sales, advertising and promotion efforts listed below will be funded by the proceeds of this Offering Statement, and then continued with future sales revenues thereafter

ONLINE PUBLICATIONS: *i2 Interactive Media division*

The sales strategy to reach and acquire advertisers for the Company's online properties is to continue its direct sales efforts. These sales efforts are with small to medium sized advertisers, as well as, outside ad sales agencies. The Company, through its first website community www.tglife.com, has currently established forty active advertisers. Many of these have expressed an interest in advertising on some of the Company's other future planned i2m websites, although there can be no assurance that they will do so. The loss of any single advertiser would not have a significant negative impact on the Company's operations.

With the online publications being localized, every city page within a given site in effect becomes its own mini-website. To that end, the editor of a geographic location within that website, or a columnist for a city section, will earn a percentage of revenue generated by advertising on those pages. This strategy is aimed at creating an international, locally targeted, commission based sales team by motivating both our editors and columnists to actively engage in sales efforts.

Ad sales revenue on the Internet is directly linked to sales traffic. As such, each site the Company launches needs to attract a minimum of 25,000 – 40,000 visitors a month. This will translate, based on historical revenue from TGLIFE.com, into approximately $1,500 per month in revenue per site. The longer term traffic target range is 100,000 visitors per month. As traffic numbers increase so too does advertising rates and revenues.

Additionally, the Company has established a working relationship with AMERICA'S MEDIA MARKETING, Inc., a company that specializes in the selling of ad space on websites. Their advertisers include the Oxygen Channel, as well as, magazines such as Redbook, Money, Fortune, PC World and Newsweek. AMERICA'S MEDIA MARKETING, Inc. also works with smaller advertisers and has successfully sold one ad space on www.tglife.com for which TGLIFE.com pays them (AMERICA'S MEDIAMARKTING) a fifteen percent (15%) commission.

The Company has held conversations with RIVENDELL INC., a company that exclusively works with the GLBT community in securing ad revenue from corporate 100 and 500 companies. Their client list includes industry leaders such as HBO, Miller Brewing, Sony Music, US Air and others. They have indicated to management that they would be interested in promoting TGLIFE.com, to their clients once the site emerges from BETA testing and increases its visitor traffic to 50,000 visitors per month (From June to date the www.tglife.com has been generating 39,000 visitors a month)..

Both of these sales agencies have indicated to the Company that 50,000 monthly visitors is the benchmark for their participation in promoting the Company sites as potential destinations for their advertising customers. As the Company launches other websites, such as Expat 360, The Mix Lab, Teen Pop Star and others, the Company will seek out other third party ad sales agencies that work in the demographics and genres of those sites to form similar relationships.

To attract viewers to the Company websites each of the Company online publications, communities and resource centers will have a moderate budget ($50 to $100 per month) for Google AdWords (to place an ad about a particular Company site in the featured search return on the Google Search Engine) paid on a visitor click-thru basis. By using this tool, the Company can set a maximum monthly expense and a value for each click-thru to our Company websites from a sponsored search result on Google.com. The Company expects that this per click rate will range between 10 to 50 cents per click, but will review the results of this program monthly and adjust it accordingly, for the maximum benefit of the Company.

There are certain niches for which the Company has online publications, communities and resource centers planned. Some of these sites are in niche areas of interest for which there are existing publications in print or online. The Company, when possible, will attempt to provide those publications with stories, special promotions, achievements, human interest, and/or public service announcements [about the Company and its products and services] for those publications to run in their magazines. No assurance however can be given that the Company will have newsworthy stories to offer or -- that if they do – those publications would choose to run them. Some of the Company planned websites for which there are tradition niche publications currently in the marketplace include Mix Lab, Trans Matrix, Expat 360, and TeenPopStar.com.

Promotion Tours: Some of the Company's niche markets will lend themselves to promotional tours. The Company will produce informational town-hall meetings and summit forums. In many cases these public functions will be broadcast via the i2m websites, (sometimes in real-time and interactive; or as a segment piece of a regular show format). The tour will provide a newsworthy public service, as well as promote the Company and its brands. In many cases, the Company will produce -- or joint venture to produce -- other entertainment events, like parties or performance shows, or job fairs to coincide with, enhance and broaden the summit to expand turnout and media coverage.

In 2010, the only currently planned tour will be for www.tglife.com. It will be funded from Company revenues, pre-sold advertising and promotion income on a location by location basis.

Contests: Each of the Company website niche communities will have a series of contests in varying categories, driven by member voting, offering prizes provided by co-promotions with advertisers.

Member Promoting: Due to the environment of the site structure, i2m will pay members a percentage of advertising revenue that is generated on that members' page (s) to motivate them to become self-promoters.

VIDEO PRODUCTION: *Inicia Studios*

Video programming for the Internet, like the Company niche websites, will utilize online search (Google AdWords) as a way to attract new viewers. Most of the Company online publications, communities and resource centers, will have videos produced for that niche genre, and will have a moderate budget for the placement of its links in the Google search engine. All format programs that are to be aired on the Internet will require the pre-selling of ad space. This will be achieved through direct customer contact, conducted by management, commission salespeople and ad agencies. The goal would be to secure $1,000 to $2,000 per episode in video ads that will appear in the Company's video program. Over the past twenty four (24) months the Company was successful in generating $500 per video in ad revenue for each of its ten (5 minute test) programs. Though the ad sales sold for a particular program may, from time to time, exceed production expenses. These revenues are in addition to the ad revenue generated from space sold in the web pages where the videos will appear.

For Narrative Documentary and Creative Feature Films, the Company will seek to sell video ad space much in the same way as with our format programming described above. However, once completed, the marketing efforts for these projects will be to showcase such works via applicable worldwide film festivals to secure critical reviews, media buzz, and licensing agreements for theatrical, cable/TV, and DVD distribution. Cable licensing fees for U.S domestic cable can range from $10,000 - $100,000 or more per program, depending on the channel and their terms of contract. These numbers are based on knowledge management obtained from attending numerous trade shows and other television industry events during the time that it was involved in the production, packaging and distribution for the documentary *The Last Poets*, which aired on Bravo in the United States in 2003. Through its international contract with Tapestry International, management it also secured distribution for the documentary in Australia and Sweden. Foreign licensing fees would generate additional revenues, and can, at times, reach a combined total equal that of domestic licensing fees.

To accomplish licensing deals, the Company will utilize advertising as a means to increase product awareness and thereby increase its chances to secure profitable distribution licensing deals. The determining factors will be based on the demographic that the program is geared towards, as well as the competition that exists in the marketplace and the buying patterns of the national and international distribution channels at that time.

It is expected that most, if not all, advertising for these projected feature length HD video programs will be geared towards the buyers of video content representing national and international distribution channels. Such advertising would be in trade and festival guides at the many film festivals throughout the world, including major festivals such as the Cannes Film Festival, Berlin Film Festival, Venice Film Festival, Toronto Film Festival, New York Independent Film Festival, Sundance Film Festival, and others, as well as smaller genre specific festivals such as the many GLBT (gay, lesbian, bisexual and transgender) or other narrow niche festivals that are hosted worldwide.

There are also two industry specific trade shows the Company intends to attend: MIPCOM, the television tradeshow in Cannes France that occurs in October, and MIPTV, also in Cannes, France in April.

THIRD PARTY CONTRACT SERVICES: *i2 Media Lab division*

To generate sales the Company will utilize click-thru ad placement in Google search engine returns (as described in *Online Publi*cations Pg 20). Additionally, the Company will have its company contract and services capabilities posted on various business listing sites, and online profiles will be created for its principal designers and developers on professional specific network sites such as LinkedIn, Plaxo, and others.

The focus of the Company's sales efforts however, will be to solicit clients' that list available contract project work on various Internet sites (such as Craigslist.com, for example), as well as, rely on word of mouth based on the reputation of management and past performance. Regarding the Company's promotion efforts (see ADDITIONAL COMPANY PROMOTION on page 28).

The Company will use its contacts in an attempt to build media awareness and interest in its *turn-key software solutions* (as described in *Software and Website Development* on Pgs. 15 & 16) that it wishes to license to third parties, in an effort to secure story coverage in business trade magazines, both in print and online. The Company may from time to time pay for advertising space in these publications with proceeds from ongoing operations.

DIGITAL SOFTWARE PRODUCTS: *i2d division*

Upon the completion of the product in development referred to as IQM, the Company will engage in efforts to secure various distribution channels. This will initially include securing digital distribution agreements with various digital device marketplaces and product websites. Simultaneously, the Company will seek traditional distribution channels that can place the product (in CD/DVD

format) into retail outlets where iPODS and other digital music devices are sold; this includes large outlets such as Wal-Mart, Target, Best Buy and others, as well smaller single location stores.

These sales efforts would be undertaken by management; initially utilizing personal and business contacts that management has (individually) developed over the years, as well as networking and promoting its product(s) at various trade shows -- most notably NAMM, the industry only exhibitor-buyer event focused on music related products and technology that occurs each year in January. The Company intends to send two representatives to present IQM at the 2010 show in New Orleans. Travel and lodging is expected to be approximately $867 per person, with daily per diems of $100 each, for a total budget of $2,534 plus event registrations (cost currently unknown).

The cost to sell its software product(s) via download (via digital devices and/or websites) is immaterial, and only costs the Company sales and distribution fees if and when the product(s) is sold to a consumer. The Company would begin promotion efforts to the general public as soon as the product is available for sale on the Company website (s), which will provide the Company with its first direct feedback from consumers. The cost to build a dedicated site to promote and sell the product is immaterial, as it will be designed and developed in-house and hosted on one of the Company's existing servers.

The selling of the product(s) in hard copy (CD/DVD format) through traditional distribution channels would require the Company to expend cash for upfront manufacturing costs. In some cases, management may be able to secure distribution terms that would provide the Company with cash advances for its manufacturing costs, though no assurance can be given that the Company will be able to secure such distribution terms. If the Company cannot secure such advances for its product(s), and the product(s) sells well in the marketplace, the Company may have to raise additional capital to maintain the growth of the product(s) initial success.

ADDITIONAL COMPANY PROMOTION

The following promotion strategies will be employed for all divisions within the Company:

- **Press Releases:** The Company will regularly send out press releases about its staff, new products and services, and market and/or financial success stories to generate media interest.

- **Media Stories:** The Company will use contacts it maintains to develop media worthy stories about new innovations, products and services, and any success stories about the Company, its staff or its products and services

- **Media Promotion:** The Company staff, considered experts in their respective fields, will actively make appearances to create brand, product and service awareness by :
  - Serving as keynote speakers and panel members at conventions, forums and trade shows.
  - Being interviewed for radio and print publications, as well as contributing articles to various publications.

3. (e) State the backlog of written firm orders for products and/or services of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date: The Company currently provides services on a month-to-month basis, without any long term contracts, and therefore has not had nor does it currently have any backlog of firm orders.

3. (f) Employees: (See *Officers and Key Personnel* Pg. 41**)** As of December 31, 2009, the Company employed 6 persons: Bruce T. Dugan serves as Chairman and CEO, publisher of the i2 Interactive Media division, and Executive Producer of Inicia Studios. James W. Stearrett serves as Chief Financial Officer. Larry Schulze, a director and vice president heads up advertising sales efforts and serves as Editor in Chief for the i2 Interactive Media division, and he will be responsible to oversee and build the sales and editorial teams of all future online publication properties. Mario Delfino, a director and vice president, is Chief Technology Officer. He is the Company's lead software programmer; writing the code for the Company websites, as well as oversees the i2 Media Lab division that provides software programming to third party clients. Mary Ann Zimmer, a director, corporate Secretary and Treasurer, serves as vice president of business and legal affairs. Robert Buontempo conducts marketplace and project research and serves as project leader of the i2d Digital Products division. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

3. (g) Description of Properties: The Company currently occupies space at 360 East 55th Street, Suite 13G, New York, New York 10022; office space used by the Company's CEO to conduct day-to-day business and host meetings. This space is equal to approximately 400 square feet of the total 1000 square feet at that location. Our rent is $200.00 per month, paid to the leaseholder, who is not a related party to the CEO or the Company. We have no lease and have a verbal month-to-month agreement with the leaseholder of the space, who is not a related party to the CEO or the Company. The space is adequate for the current needs of the

Company. If the month-to-month tenancy was to end, it would not have any significant disruption of operations. The Company intends to eventually lease a formal corporate office to conduct all of the Company's corporate operations (public and media relations, marketing, business and legal affairs, M&A, and the new products group) and accommodate office space for all of its New York, NY metro area personnel and Officers; currently, Bruce Dugan, Mary Ann Zimmer, James W. Stearrett and Robert Buontempo, and any future employees.

Currently, management conducts those operations out of their respective home offices located at (Bruce Dugan) 360 East 55th Street, New York, New York; (Mary Ann Zimmer) 401 East 74th Street, New York, New York; and (Robert Buontempo) 16 Jacques Road, #14, Elizabeth, New Jersey.

James W. Stearrett, the Company Chief Financial Officer, temporarily resides at the Company's software development studio located at Uruguay 1279 (5:A), Capital Federal, Buenos Aires, 1016 Argentina. The facility is comprised of approximately 1,000 square feet and is sufficient for the needs of the Company for the foreseeable future. The Company does have a formal lease that began on August 1, 2008 and ends on August 1, 2010. The lease was for the amount of Thirty-Three Hundred Argentine Pesos (3,300) per month in the first year, which at the time of the lease signing was converted at a rate of 3-to1 Argentine pesos to the US Dollar., or approximately US$1,100.00. By September 2009, said conversion rate had changed to 3.85, or US$857.00. This monthly rate includes rent, water and taxes at that location. Mario Delfino also works out of this location, though he resides Av. Olazabal 5219: 2:9, Capital Federal, Argentina.

The online publishing operation (consisting of advertising sales, online content development, and editorial and community management efforts) operates from the home of Larry Schulze at 1615 Crestwood Drive, Harrison, Arkansas. The Company websites are housed on a managed server leased by the Company from Voxel.net in New York, New York and Modwest in Missoula, Montana.

3. (h) Patents, Trademarks and Intellectual Properties: The Company does not currently have any patents, trademarks or copyrights pending. And though it may apply for such trademarks, patents or copyrights in the future, when applicable, it does not deem the lack of such to negatively impact its business.

3. (i) Regulations: While there are regulations for large multimedia companies -- such as News Corp, Warner Bros, NBC/Universal and others -- none of the Company's business, products or properties are subject to any relative restrictions by any governmental, environmental or any other such agencies or limited by any current regulations to the best of management's knowledge.

3. (j) Subsidiaries. The Company currently has no subsidiaries.

3. (k) Material Events. In May 2002, the Company (under the name Elgin Technologies Inc.) filed for protection under the United States bankruptcy laws (See #36 on Page 44). Subsequently, in July 2008, pursuant to a bankruptcy court order or Sale Approval Order, Elgin's corporate "shell" was sold out of bankruptcy without assets or liabilities to New Century Capital Consultants Inc. and Keystone Capital Resources LLC. Michael Krome, Esq. was appointed sole Officer and Director. On September 10, 2008, the Company filed a Form 15 with the Securities and Exchange Commission to voluntarily de-register its common stock under the Securities Exchange Act of 1934. On September 23, 2008, Inicia Incorporated, a closely-held company, entered into a merger with Elgin Technologies Inc. Generally, in a business combination involving the exchange of equity interests, the acquiring company is usually the one that issues the securities. The *Financial Accounting Standard Board's* ASC 805 (Formally SFAS No. 141), however, an entity which provides accounting guidance for business combinations, notes that in reverse acquisitions the company issuing equity securities is often the target. ASC 805 (Formally SFAS No. 141) states that the acquiring company in a merger will usually be: (1) the merging entity whose owners as a group receive the largest portion of the voting rights of the combined entity, (2) the merging entity whose owners have the ability to elect, appoint, or remove a majority of the members of the combined entity's board of directors, (3) the company whose former managers dominate management of the combined entity, and (4) the entity that pays a premium over the pre-merger fair value of the equity interests of the combined entity.

The management of the Company believes that the merger of Inicia Inc with Elgin Technologies Inc. qualifies as a reverse merger under the above guidelines and based on the additional guidance of paragraphs A10-A15 and A108 of ASC 805 (Formally SFAS No. 141), as summarized above. In addition, as per ASC 805 (Formally SFAS141), paragraph 17, it is necessary to evaluate acquired assets and liabilities so that GAAP can be applied to them. Upon the reverse merger, Elgin Technologies Inc. had no assets or liabilities. Accordingly, the post merger Company is not required to consolidate the pre-merger Elgin Technologies Inc. activities into the Inicia's financial statements as per SFAS141.

Upon the completion of the above-said merger, Michael Krome, Esq. appointed Bruce T. Dugan as Chairman of the Board of Directors and Mr. Krome resigned as a Director and Officer. Mr. Dugan elected the current Board, who in turn elected the current

Officers. The Company filed the Notice of Merger with the State of Delaware and changed its name to Inicia Incorporated. The Company then applied for and received a new trading symbol of INIA on the PINK SHEETS OTC exchange and immediately began preparing this Regulation A Offering Circular.

(A) Shortly after the Shell Purchase on July 30, 2008, the Board of Directors -- prior to the Merger Agreement of September 23, 2008 -- issued one preferred share to each Keystone Capital Resources LLC. and New Century Capital Consultants Inc., the "Purchasers"of the corporate shell then known as Elgin Technologies Inc, with each Share having voting rights equal to fifty percent of all outstanding common shares.

On June 5, 2009, by resolution of the current Board of Directors [with the agreement of Keystone Capital Resources LLC., and New Century Capital Consultants Inc],, those shared were rescinded (See Exhibit 15(d).

On July 30, 2009 the "Purchasers"presented an amount of ONE-HUNDRED THOUSAND DOLLARS ($100,000) that was due and owed to them by the Company for the Shell and combined consulting work that they had done to date on behalf of the Company. Prior to July 30, 2009 the Company had not booked a liability or contingency because the total amount was unknown and the liability not probable or measureable. The Company then booked a SIXTY-THOUSAND DOLLAR $60,000 "Corporate Shell" asset, a FORTY-THOUSAND DOLLAR ($40,000) "consulting fee" expense, and a ONE-HUNDRED THOUSAND DOLLAR ($100,000) "Note payable" liability. (The "Note "was secured by the pledge of managements stock – See 39(c) on Pg 47). The reason for booking this asset was that upon the presentation of the ONE-HUNDRED THOUSAND DOLLAR ($100,000) liability -- and the Company's acceptance of that liability -- in conjunction with the rescission of the preferred shares, the Company now has rights to the Shell. In management's opinion the "Shell retains the same SIXTY-THOURSNAD DOLLAR ($60,000) value now that the Purchaser's paid for it in the marketplace; because nothing has changed in the marketplace that significantly impacts the Shell's value. The Note is due and payble, in part, or whole within thirty days (30) of receipt of proceeds from this Offering.

(B) On July 7, 2009, the Company's Chief Financial Officer, Jesse Schraft, resigned his position on amicable terms with the Company to pursue other interests that he felt better suited to his core competencies. He was replaced at the same time by James Stearrett, who the Company's management believes is better suited for the job: he is a CPA with an MBA.

(C) The Company filed a notice of Merger to the State of Delaware on October 7, 2008. In accordance with the Merger Agreement (See Exhibit 15b), a Notice of Correction to that October 7th document was filed with the State of Delaware on July 16, 2009 (See Exhibit 15f).

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or milestone	**Expected manner or method**	**Date or number of months after receipt of proceeds when should be accomplished, plus costs and source**
Complete online publishing software model to be used to drive tglife.com, Mix Lab and Expat 360 and all other company planned website communities.	Completion of rewriting of existing software code created by Company	30 days; funded from proceeds of this Offering, Cost; $36,000 (this includes the cost of general overhead and the completion of this project)
Official launch TGLIFE.com that is now in BETA mode	Upload new code to server, press release, media story	30 days; funded from ongoing ops, Cost; $300 for promotion
Develop and launch Mix Lab website	Upload publishing model software to server, add content and launch	90 days; funded from proceeds of this Offering, Cost; $300 for promotion
Develop and launch Expat 360 website	Upload publishing model software to server, add content, solidify writers and ad sales people in Buenos Aires and launch	90-120 days funded from proceeds of this Offering, Cost; $300 for promotion

Complete e-Commerce software template model	Complete new generation of existing software code created by Company	90 days; funded from proceeds of this Offering, Cost; 3,000
Complete IQM product	Assemble existing software code into fully functioning single product, package and promote	120 days; funded from proceeds of this Offering, Cost; $19,000
Reactivate 3rd party contract programming services to clients worldwide	Respond to inquiries by clients and potential clients for the Company to provide programming on a project by project basis	120 days; funded from proceeds of this Offering, Cost; $1000 advance against ongoing salesmen commission
Begin sales/licensing efforts of software products	Direct sales to convert existing websites into using the i2m software to drive and expand their websites	120-180 days; funded from proceeds of this Offering, Cost; salaries, plus $1000 advance against ongoing salesmen commission

The completion of the publishing software noted above (together with the launch of our first three planned websites using the first $36,000 realized from the proceeds of this Offering – as referenced earlier in this document) is our first priority. Once those objectives have been realized, and based upon the amount of proceeds received from this offering thereafter and length of time that the receipt of further proceeds from this Offering take, management may elect to modify the balance of the priority list above -- subject to economic and market conditions. The projected costs above represent the total amount required to complete each of the milestones listed. However, even with the completion of the above listed priority list above – or any part thereof – there can be no assurance that the Company will achieve positive cash flow or profitable status in the short-term, or if at all. Additionally, because the Company to date has not achieved a cash flow positive status, some projects that will rely on revenues from ongoing operations to fund certain aspects of that projects ongoing needs, may in fact not sustain long enough to be able to continue to do so.

4 (b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs (see questions 11 & 12).

Should the Company fail to meet the above listed objectives in the time frame listed, or close to the time frame outlined above, it could have a material negative impact on the Company's ability to realize break even status, become cash flow positive and/or generate profits within the subsequent twelve month period. While management will be able to adjust, delay, or reduce some projected spending in response to missed milestones and goals as set forth in this table over the next twelve months, there is no assurance that such efforts would sustain the Company long enough for it to achieve self sustaining status., and therefore the Company would potentially need to raise additional working capital or cease operations.

If the Company realizes fewer proceeds than the maximum projected in this Offering, the cash expenditure priorities, including the milestone list above, would change as follows. The Company would first focus exclusively on completing its online publishing software and launching its planned websites using said software. This would entail using all proceeds received for overhead and salaries until said software is complete, and then expending an additional $50 per month to promote each website. The server costs will be offset by existing online publishing income, which has historically been approximately $20,000 per year from advertising clients, although no assurance can be given that such revenues will be achieved in the future. Upon completion of this publishing software, and the launch of its first three planned websites, the Company would next focus on developing its planned video productions. The extent of how many of its video projects the Company could successfully complete would depend on varying factors: most notably whether or not the Company could successfully enter into "spec "agreements with production and post-production service companies (which would thereby lower its initial production cost outlay), and the public's acceptance for those videos after they are distributed. Simultaneously, the Company would again focus on promoting its software/website development services to 3rd party clients. The only significant change in the Company's milestone list above, if the intended maximum proceeds from this Offering are not realized, would be the delay in the development and distribution of the IQM digital music enhancer, which management does not believe would have a long term negative impact on the Company.

***NOTE:** After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.*

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered. N/A

5. What were net, after-tax earnings for the last fiscal year?
(Losses show in parenthesis.) Total: $(325,265) or (0.0032) per share

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. N/A

Offering Price Per Share	=	(price/earnings multiple)
Net After-Tax Earnings Last Year per Share)		NOT APPLICABLE

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$ (3,533) in total or $ (0.00003) per share (for the financial period ending Sept 30, 2009)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The variation between the net tangible book value per share (listed in 7(a) above) and the offering price of $.01 per share – which is an arbitrary number determined by management -- is based on assumptions that the Company will have a greater value in the near future. These assumptions are based on the Company's past performance, current level of development, the planned completion of future projects (discussed throughout this document) and the projected revenue they may generate. Some of the factors that management considered in coming to these assumptions are based on the following:

Inicia Incorporated to date has been operating only one (1) online website community. That site has been developed while operating in BETA mode, yet has still generated advertising revenue of approximately Twenty Thousand Dollars ($20,000) annually over the past two years (although no assurance can be given that revenues will continue at this rate or greater). The Company has also intermittently generated revenues through it's' i2 Media Lab division (3rd party software/ website development services) -- at times when it was not focused solely on in-house development. These revenues consisted of Twenty Seven Thousand Five Hundred and Sixty Dollars (27,560) in 2007 and Two Thousand One Hundred and Thirty Four Dollars ($2,143) in 2008. In 2007 the video production division (Inicia Studios) produced ten (10) five-minute videos as a test to see if niche programming could attract viewers. These videos were aired on YouTube.com and attracted over Five Hundred Thousand (500,000) views in the first six months that they appeared there -- according to the tracking reports provided by YouTube.com.

The Company's www.tglife.com has been online in beta mode (meaning it is not fully completed and is operating in a test mode) with only about fifty percent (50%) of the sites planned features currently available to the current site members. Between the months of February and April 2008, the Company upgraded the site enabling a few more of its features on the site to be available by the site members. The result from that small upgrade was a seventy two percent (72%) increase in viewership (based on the tracking reports provided by alexa.com and the sites internal server report logs). The most recent Alexa.com tracking report for the site on October 21, 2009, shows an increase in Internet Reach of 50%, Page View increase of 130%, Page View per reader 50%, and Search 50%. The site is now ranked at 859,000 worldwide and 300,000 in the United States; a three month overall increase of 40%. Management believes that with the full completion of the site features that viewer traffic should rise again in a similar manner. Because online advertising revenue is relational to viewer traffic, management is also led to believe that with the full operating system available (thereby creating higher traffic) that sales revenue should also increase. Additionally, with the launch of the other planned Company website communities (as described throughout this document) revenues for the online publishing division as a whole should multiply.

Moreover, the video division has already demonstrated that it can attract viewers for it niche programming, and with a series of longer format programs funded with proceeds from this Offering (See Use of Proceeds, Priorities: No. 9b) management believes that ad revenues from this division can be realized. For their test five minute videos the Company was able to generate $500 preproduction ad revenue for several of the videos, and these numbers should rise with the more polished longer format programs.

When the publishing model is completed, our in-house programmer will be freed up to once again take on third party contract work (historically the Company has charged clients US$40-50 per hour for these services), and then increase profits by adding additional programmers to the staff to fulfill work demand from clients.

The Company also has several software products in development with the intent to introduce and sell these products in the marketplace during the next twelve months. However, the Company has no historical basis from which to make revenue projections, and therefore, to be conservative, has not listed any projections here.

Should the Company fail to realize revenues from the above stated expectations, outlined above, it could have a material negative impact on the Company's ability to realize break-even status, become cash flow positive and/or generate profits within the subsequent twelve month period, and thereby not meet or surpass the intended share price of this Offering.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

1. On October 8, 2008, in accordance with the September 23, 2008 merger agreement 1,500 shares of common shares of stock of Inicia Incorporated (private company) were exchanged for 84,000,000 common shares of Elgin Technologies, Inc., the public company, (Elgin Technologies Inc., subsequently renamed Inicia Incorporated).

   They are currently comprised as follows:

   - *Bruce Dugan* (current Chairman, president and CEO -33,400,000 shares),
   - *Mario Delfino* (Director/ VP - 25,000,000 shares),
   - *Larry Schulze* (Director/ VP - 25,000,000 shares) and
   - *James W. Zimbler* (600,000 shares).

2. Additional common shares issued for the financial period ending June 30, 2009:
   Keystone Capital Resources LLC. (Capital contributor, shareholder) received on
   October 24, 2008 – 800,000 common shares (in exchange for $8,000) at.01 per share for capital contribution
   November 14, 2008 – 350,000 common shares (in exchange for $3,500) at.01 per share for capital contribution
   December 28, 2008 – 500,000 common shares (in exchange for $5,000) at.01 per share for capital contribution
   January 30, 2009 - 1,150,000 common shares (in exchange for $11,500) at.01 per share for capital contribution
   February 5, 2009 – 250,000 common shares (in exchange for $2,500) at.01 per share for capital contribution
   New Century Capital Consultants, Inc. (Capital contributor, shareholder) at.01 per share for capital contribution
   February 27, 2009 – 200,000 common shares (in exchange for $2,000) at.01 per share for capital contribution

3. Additional common shares issued for the financial period ending September 30, 2009:
   Keystone Capital Resources LLC. – 24, 333,333 at .003 per share (converted from debt at a rate equal to the weekly average of the trading price at the time the funds were given to the Company)

   New Century Capital Consultants Inc. – 10,000,000 at.003 per share (converted from debt at a rate equal to the weekly average of the trading price at the time the funds were given to the Company)

   (See #16 in notes to financial statement regarding details of #3 stock-issuance above)

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 29 % (*56,000,000 to be issued divided by 194,821,633; (the 194,821,633 consists of 17,238,300 + 84,000,000 + 3,050,000 + 200,000 + 34,333,333*)

If the minimum is sold: N/A

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $ 1,948,216.

If the minimum is sold: N/A

*** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:** N/A

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9 (a) The following table sets forth the use of the proceeds from 25%, 50% and 100% of the proceeds realized from this Offering :

Percentage of Offering Realized	**25%**	**50%**	**100%**
Total Proceeds	$140,000	$280,000	$560,000
Less: Offering Expense	23,200	23,200	23,200
Comm and Finders Fees	0	0	0
Legal and Accounting	5,000	20,000	100,000
Copying and Advertising	1,000	1,000	2,000
Salaries	75,500	100,000	154,000
Business Affairs		15,000	29,000
Office Expenses	15,000	24,300	33,600
Development/Promotion			
Inicia Studios		15,000	65,000
i2 Interactive Publishing	7,000	20,000	49,400
i2d Software Development	0	10,000	52,300
Financial P/R	2,100	6,000	6,000
Notes / Loans Payable	11,200	45,500	45,500
Total Proceeds	**$140,000**	**$280,000**	**$560,000**

NOTE: *$40,000 of the $45,500 categorized under Notes/Loans Payable above, is a secured note (See 39c) that the Company is obligated to pay [to New Century Capital Consultants Inc and Keystone Capital Resources LLC], from the proceeds of this offering. The sum was previously $100,000 but has been reduced to $40,000 by the conversion of $60,000 of that debt to equity through the issuance of common shares to the secured parties on September 23, 2009. For the remaining $40,000 of the debt, in accordance with*

the terms of the Secured debt agreement, the Secured Parties are to receive a pro rata share (7%) of any proceeds realized from this Offering.

Even with the receipt of one hundred percent of the proceeds sought in this Offering Statement, note that the Company must overcome many obstacles inherent with any early stage business, and as such, the Company may not succeed in establishing itself as an ongoing self sustaining concern (*read Risk Factors; Page 8*). However, in addition to the proceeds realized from this Offering Statement, the Company does anticipate continued revenues from advertising sales, which historically has averaged approximately $20,000 per annum for the past two years for its one operating online publication, and new revenues from third party software development services. However, no assurances can be given that such revenues will be realized, which could have a material negative impact on the Company's ability to realize break even status, become cash flow positive and/or generate profits within the subsequent twelve month period.

If one hundred percent (100%) of the proceeds of this Offering Statement are realized, then during the first twelve months, sixty-six percent (60%) of the net proceeds shall be used for operating costs (salaries, rent, and office expenses), twenty percent (32%) shall be used for project/ product development, an twenty percent (8%) shall be used to retire secured and unsecured debt (listed above as Loans Payable).

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note that should the Company receive less than the total proceeds identified from this Offering, clearly certain practical expenses would be drastically reduced than is currently projected -- due to less business activity. For example, the Company in this case would not expect to incur $100,000 of accounting and legal expenses. If the Company realizes fewer proceeds than the maximum projected in this Offering, the cash expenditure priorities, including the milestone list (See 4(a) would be established in stages: all money flowing to one area until that stage is complete, and then the overflow flowing to the next stage and so on, as follows. The Company would focus exclusively on completing its online publishing software and launching its first three planned websites using said software. This would entail using all proceeds received (less the pro rata 7% payments to pay down the $40,000 secured debt, in accordance with the Security Agreement as mentioned above) for overhead and salaries until said software is complete. The server costs for the websites will be offset by existing online publishing income. (However, the Company has been losing money overall each year and therefore no assurance can be given that the Company will become cash flow positive before it exhausts its funding and ad revenues and has to cease operations altogether). Upon completion of this publishing software, and the launch of its first three planned websites, the Company would next focus on developing its planned video productions. The extent of how many of its video projects the Company could successfully complete would depend on varying factors: most notably whether or not the Company could successfully enter into "spec "agreements with production and post-production service companies, which would thereby lower its initial production cost outlay. Simultaneously, the Company would also focus on promoting its software/website development services to 3rd party clients to generate additional income, although no assurance can be given that it will be able to generate any meaningful revenues in this regard.

Once the Company has achieved the above mentioned phase of product development, any funds received (beyond general overhead) will flow into the various company divisions as follows: Inicia Studios will receive forty percent (40%) towards the production of their proposed video programs (See Pg 17 No. 3), I2 Interactive Media (publishing division) will receive twenty-six percent (26%) for the ongoing development and promotion of its online publications. I2d will receive twenty-nine percent (29%) towards the development, packaging and distribution of the IQM digital music enhancer software (See Pg. 17 No. 2), and Five percent (5%) shall be used towards financial and corporate media relations.

In some cases, such as the IQM project, the division will not begin development until a majority of the funds required are realized and management believes the balance is likely to be received. Failing a belief that the balance required will be received, management would postpone such project and divert the available funds to one of the Company's other project areas.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate to propel the operations into a self sustaining status .

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. The Company intends to solely rely on the proceeds of this offering and ongoing revenues from operations.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. The Company incurred notes/loans equaling $69,825 to date. Management intends to pay down $45,500 of said notes/loans from proceeds realized from this Officer Statement; $40,000 of secured debt paid equally to Keystone Capital and New Century (at a rate of 7% of the proceeds as they are received with a zero interest (in accordance with the Security Agreement -- See 39C and Exhibit 15g). Additionally, and subject to availability and management's election, $5,000 will be paid to Mario Delfino (a vice president and member of the Board of Directors) and $500.00 to Sandra Bitar -- both of which are zero interest loans with no fixed term. The $40,000 is the balance of the $60,000 used by the Secured Parties to purchase the public shell that the Company merged into, and both of the outstanding loans to Mr. Delfino and Ms. Bitar were used for general operating overhead between November 2008 and January 2009.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: As outlined in 10 (b), management intends to pay down $5,000.00 of the outstanding loan of $7,143.41 currently owed to Mario Delfino.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Management believes that the proceeds from this Offering will provide the Company with the necessary funds for the subsequent twelve month period and therefore does not foresee any cash flow or liquidity problems during that time. The Company has no significant outstanding indebtedness nor is it subject to any unsatisfied judgments, liens or settlement obligations now or in the foreseeable future.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated

The proceeds from this Offering will satisfy the Company's cash requirements for general overhead, outstanding liabilities and planned project development over the next twelve (12) months. Outstanding loans to be paid from the proceeds of this offering, (on a pro rata basis) include a $40,000 secured note payable to New Century Capital Consultants Inc and Keystone Capital Resources LLC (as described in the Note under the Use of Proceeds table on Pg. 35), $5,000 of the $7,143 owed to Mr. Delfino, and $500 owed to Ms. Bitar (see details in note 7 on Pg. 55). Additional funds may need to be raised if any one of the Company projects should experience significant success or failure. All proceeds from 100% of this Offering Statement have been allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or re-financings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	As of September 30, 2009: 6/30 (1) (2)	**As Adjusted Minimum**	**As Adjusted Maximum**
Debt:			

Short-term debt (average interest rate 0%)	$ 839.00	N/A	$ 839.00
Long-term debt (average interest rate 0%)	69,825.00	N/A	69,825.00
Total debt	70,664.00	N/A	70,664.00
Stockholders' equity (deficit):			
stock — par or stated value			
Preferred stock (2 shares at .01)	0.01	N/A	0.01
Common stock — par or stated value	1,388,216.00	N/A	1,948,216.00
Additional paid in capital	(975,516)	N/A	(975,516)
Retained earnings (deficit)	(416,233)	N/A	(416,233)
Total stockholders' equity	(3,533)	N/A	556,467.00
Total Capitalization	(3,533)	N/A	556,647.00
Number of Common Share Outstanding	138,821,633	N/A	194,821,633
Stockholders' Equity per Common Share	$ (0.00003)	N/A	$ 0.0029

NOTES:

(1) Prior to said reverse merger of September 23, 2008, there were 17,238,300 existing shares outstanding of ELGN common stock. In accordance with the Sale Approval Order of the Honorable Carter Beatty of the United States Bankruptcy Court, these shares were valid and outstanding (October 2007; see No. 36 on Pg. 45 and note 15A in Notes to Financials: Pg.56).

(2) Pre-merger-Inicia Incorporated's 1,500 closely held shares were exchanged for 84,000,000 common shares of the post-merger Company as follows: Bruce Dugan (Chairman/CEO - 33,400,000 shares), Mario Delfino (Director/VP - 25,000,000 shares), Larry Schulze (Director/VP - 25,000,000 shares) and James W. Zimbler (shareholder 600,000 shares).

(3) As of June 30, 2009, there was an additional 3,050,000 common shares issued to Keystone Capital Resources LLC and 200,000 common shares issued to New Century Capital Consultants Inc. for capital contributions (See 7(b) Pg.34 for details)

(4) As of September 30, 2009, there was an additional 10,000,000 common shares issued to Keystone Capital Resources LLC and 10,000,000 common shares issued to New Century Capital Consultants, Inc. as a debt conversion to reduce SIXTY-THOUSAND DOLLAR ($60,000) in Notes Payable (See #39c for details), and an additional debt conversation of 14,333,333 common shares issued to Keystone

(5) The financial information provided above reflects the financials from the pre-merger Inicia, and does not include any financials regarding Eglin Technologies, Inc. pre-merger, as all of their (Elgin) assets and liabilities were eliminated pursuant to bankruptcy proceeding in 2007.

(6) For changes to Short-term, long-term debt, Common stock, and Additional paid in capital on the chart above, please see Notes to financial statements

.

Class of Preferred Shares (See Pg. 54 Preferred Shares for rights and privileges)

Authorized/	Per Share /	Outstanding
1,000,000 shares /	$.01	0

Class of Common Shares (See Pg 54 Common Shares for rights and privileges)

Authorized/	Per Share /	Outstanding
500,000,000 shares /	$.01	138,821,633

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:________________________________
[ ] Other:____

15. These securities have:

Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights

[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [ ] Other special rights or preferences (specify): ____________________
Explain:

16. Are the securities convertible? [ ] Yes **[X] No**
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: None

(1) What is the interest rate?________% **N/A**
If interest rate is variable or multiple rates, describe: ____________________

(2) What is the maturity date?____/____/____ **N/A**
If serial maturity dates, describe: ____________________

(3) Is there a mandatory sinking fund? [ ] Yes **[X] No**
Describe: ____________________

(4) Is there a trust indenture? [ ] Yes **[X] No**
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes **[X] No**
Describe, including redemption prices:____________________

(6) Are the securities collateralized by real or personal property? [ ] Yes **[X] No**
Describe: ____________________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. **N/A**

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________ **N/A**

How much indebtedness shares in right of payment on an equivalent (par) basis? $_______ **N/A**

How much indebtedness is junior (subordinated) to the securities? $ ______ **N/A**

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. N/A

	Last Fiscal Year		
	Actual	**Pro Forma**	
		Minimum	**Maximum**
"Earnings" = "Fixed Charges"	____	____	____
If no earnings show "Fixed Charges" only	____	____	____

Note: *Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements.*

18. If securities are Preference or Preferred stock: No

Are unpaid dividends cumulative? [ ] Yes **[X] No**
Are securities callable? [ ] Yes **[X] No**, Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: N/A

20. Current **amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):** N/A

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: None

Name: **N/A**
Address: ______________________

____
Telephone No.: ( )______________________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. None

Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. None

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: By any or all of the Officers and/or members of the Board of Directors as listed below:

Name: Bruce T. Dugan
Address: 360 East 55th Street 13-G, New York, NY 10022
Telephone No.: (212) 233-4164

James W. Stearrett
Uruguay 1279 (5B) Capital Federal, Buenos Aires 1016 Argentina
+5411-4813-6536

Name: Larry Schulze
Address: 1615 Crestwood Drive, Harrison, AR 70601;
Telephone No.: (870) 391-2249

Name: Mario Delfino
Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431, Argentina
Telephone No.: +54 (11) 4522-3678

Name: Mary Ann Zimmer
Address: 401 East 74th Street New York, NY 10021
Telephone No.: (212)744-7410

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: N/A

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes**[X] No**

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: No escrow needed.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: N/A, no escrow required

Will interest on proceeds during escrow period be paid to investors? [ ] Yes**[x] No**

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: There will be no resale restrictions.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: N/A

The Company had received various sums for operating expenses; and thereafter booked these sums as capital contributions. In the Restatement of Financial Statements with the ending period September 30, 2009 (see Note 15 to Notes of Financial Statements) these contributions that have not been converted into common shares through the execution of signed resolutions by the full Board of Directors, have been re-classed as Notes or Loans payable. Stock issuances are listed in 7(b) on Pg. 33.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Name: Bruce T. Dugan Age: 52
Title: Chairman, President and Chief Executive Officer

Home Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164
Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since 2005: As one of the founders, he developed the Company's strategic short and long range goals, assembled the management team, and contracted various production teams. He raised the seed capital to launch the Company, as well as, developed its existing capital relationships. He will manage the Company's direction; public relations, oversee project development, marketing and promotions and business affairs. He also serves as Chairman of the Board of Directors.

First Drum, Inc: President 2002-2004: Founded the company for the purpose of co-producing a documentary known as *The Last Poet*, which aired on the Bravo Channel in 2003. Serving as present of the company and executive in charge of production he raised production and marketing capital from third parties, negotiated domestic and foreign distribution agreements, managed licensing agreements, accounting, and developed marketing strategy.

Prior to 2002, Mr. Dugan briefly served as CEO of Fortune Media Inc. from July 1999 – February 2000, after building a nationally distributed record company (Fortune Entertainment, Inc), which he founded in 1998 and sold to Fortune Media, Inc. in 1999 and ran as a subsidiary of Fortune Media, Inc from January 1999 until January 2000. He founded Blue Sky Entertainment Inc. in 1998 and

served as Executive Producer for the feature film Hot Wax Zombies on Wheels that was distributed in the United States by Pathfinder Home Entertainment. He founded and operated Big City Records in 1990, which was chosen for its record 'Soul King" as one of seven record labels representing indie music at the black music convention known as Jack the Rapper in 1990. He began his career in the commercial freight and transportation industries where his companies served corporate giants such as DuPont, Couristan Carpets, Sumitomo of America, Rubbermaid, MSC and many others. He served as president of Worldway Freight Systems, a small national freight brokerage from 1982 until 1985, Consolidated Services (a 150,000 sq. ft. warehousing company) from 1986 until 1988, and TFS America, a national trucking & logistics company and general warehouse firm that employed fifty. Building each company from the ground up he obtained experience in all aspects of the business; operations, sales and marketing, accounting, finance, time-sensitive logistics, and general management. He developed many work flow process and marketing strategies considered innovative and forward thinking in their time.

1984 – Bachelor of Arts / Northwest College, Tulsa OK
1980 – Freight Logistics Certificate: Rutgers University, Newark NJ

Director: (x) Yes ( ) No

30. N/A

31. Name: James W. Stearrett, CPA Age: 48
Title: Chief Financial Officer

Home/ Office Address: Uruguay 1279 (5:A) Capital Federal, Buenos Aires 1016 Argentina
Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated/ since May 2008: He oversees all in-house bookkeeping, prepares budgets, forecasts, investment planning, and performs financial analysis. In addition, Mr. Stearrett shall interface with banks, merchant accounts and other financial institutions and services. He will prepare all internal financial reports and work with external accounting and auditing firms to facilitate the timely and accurate delivery and filing of all financial reports. He will serve on the M&A team.

Accounting Consultant, San Diego, CA/ October 2007 – December 2008: Based on his previous background working for Deloitte and Ernst Young LLP., he provided independent services to various publicly-traded multinational companies in industries. These included Biotech, Manufacturing, Oil & Gas, and Software Engineering. On behalf of various accounting firms he also worked on projects using SAP and Hyperion and assisted in international consolidation issues, reconciling intercompany transactions, approving account reconciliations, FAS 52, corporate and tax reporting. He assisted in FAS 5 top-down risk-based Sarbanes-Oxley documentation, remediation, and testing of all business cycles and helped to establish policies and procedures for all areas of the finance function. He also assisted in the preparation and review of various domestic and international tax provisions in accordance with FAS 109, FIN 48 implementations and various tax projects.

Resources Global Professionals – Mexico City/Tijuana, Mexico/ June 2006-October 2007. As director of operations, he oversaw the opening of offices in Tijuana and Mexico City, Mexico. His functions included complying with Mexico regulations, recruitment of associates, business development, servicing of accounts to ensure completion of projects and customer service. Responsibilities included achieving growth targets and developing budgets and in reporting results to senior management, serviced accounts in other parts of Latin America. He served as Project Manager on Sarbanes-Oxley documentation and testing of a large Maquiladora in Tijuana for all phases of Accounting and Finance process and review of testing of subsidiary in China, as well as, supervised various internal audit projects in Latin America, and cost accounting project to review and document cost drivers and streamline processes for large insurance company in Mexico City.

Net Surf Media - San Jose, Costa Rica / Interim Controller October 2005 – May 2006. Mr. Stearrett relocated to Costa Rica to become the Interim Controller for this call center and internet services company. Responsibilities and accomplishments include, managing staff to ensure recognition of revenue, fraud prevention, and related issues. Interfaced with external processors to ensure timely collection of receivables, implemented comprehensive controls in all areas, oversaw financial statements and month-end close process in accordance with GAAP and developed and implemented weekly financial reporting package for shareholders.

Mensch & Associates - San Diego, California/ Financial Reporting and Tax Manager October 2002 – August 2003. He performed full cope audits on equities and fixed income trading desks, compared risk strategies with trading activity to verify VAR thresholds, analyzed derivative transactions to assure compliance standards, and consulted with various product departments on SOX 404 Compliance.

Ernst & Young San Diego, California /Consulting Manager / February 2000 – October -2002: Worked in tax consulting group. His duties consisted of servicing clients, identifying and selling tax services to new and existing clients. Managed both small and large projects to assure appropriate levels of service and budgets were met. He also coordinated with area specialists to ensure client expectations were met. He assisted start-up companies in all aspects of operations, provided growth strategies, assisted in implementing stock option plans, and was involved in business strategy meetings for mergers, consolidations, organization formation, and IPOs, and supervised support and other consulting staff, fiscal management of client billing receivables.

Deloitte & Touche, LLP. - Portland, Oregon/ San Diego, California/ Tax Senior Consultant / January 1997 – February 2000: Completed three tax seasons with Deloitte & Touche LLP, Portland, Oregon, and in October 1999, to the D & T San Diego, California office. Performed tax compliance of corporate, partnership and individual returns using Fast-Tax and Prosystems software. Performed consulting services by assisting in identifying, selling, and managing consulting projects for Deloitte & Touche clients and non-clients. Promoted to Senior Consultant in August of 1998.

2004: M.B.A in finance. University of San Diego, California
1996: B.S. in accounting. University of Idaho - Moscow, Idaho

Member of the National Society of Hispanic MBA's (NSHMBA)
Member AICPA (US) and Colegio de Contadores Publicos (Mexico)

Director: ( ) Yes (x) No

32. Other Key Personnel

(A) Name: Mary Ann Zimmer Age: 58
Title: Vice President of Business and Legal Affairs, Corporate Secretary &Treasurer

Home/ Office Address: 401 East 74th Street, New York, NY 10021; Telephone: (212)744-7410; Telefax: (212)744-7210
Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated since September 2008: Her responsibilities are to structure, negotiate and draft agreements for all media platforms, including agreements covering production and co-production, branded content, talent, distribution, licensing, sponsorships and promotions. She will also serve on the company's advisory board for strategic planning.

Law Office of Mary Ann Zimmer since 1987: Previously served as general counsel and vice president of business affairs for Arts and Entertainment Networks; directing the department responsible for all legal matters and business affairs for Hearst/ABC/NBC joint venture consisting of A&E Network and The History Channel and related businesses. Currently she maintains a broad-based entertainment law practice (currently as a private practitioner and previously as a partner in a leading entertainment firm) representing US, Canadian and international media clients, including established and emerging television program services, advertising agencies, production companies, filmmakers, talent and nonprofit organizations in wide range of matters requiring extensive knowledge of entertainment law and industry transactions. She specializes in legal and business aspects of content production and distribution for television, film, and online/digital platforms, as well as matters relating to intellectual property, copyright, rights and clearances, content review, merchandising, and content, software and technology licensing.

As a founding member of the Entertainment, Arts & Sports Law Section of the New York State Bar Association, Mary Ann continues to serve as an officer and committee chair. She is a member of the board of the International Academy of Television Arts & Sciences, has been a judge for the International Emmy Awards, regularly lectures professional and academic groups on business and legal matters affecting the entertainment industry, and has taught a graduate seminar in television and radio program development at Brooklyn College.

1977 LL.M. in Labor Law (with honors), New York University School of Law
1975 J.D., Case Western Reserve University School of Law; editor of Law Review
1971 B.A. (with honors), New York University, Washington Square College

Ms. Zimmer is expected to serve is this capacity on a part time basis, 10-20 hours per month.

Director: (x) Yes ( ) No

(B) Name: Mario E. Delfino Age 32
Title: Vice President and Chief Technical Officer

Home Address: Av. Olazabal 5219 (2:9) Capital Federal, Buenos Aires, 1431 Argentina
Studio Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires Argentina 1016; Telephone: +54-11-4813-6536

Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since 2006: Co-founder of the contract services unit (i2medialab.com) he is the lead programmer for the company, and oversees the tech aspect of all project development.

Oki Doki Design Founder/ President 2000-2006: Served as lead programmer providing third party contract services to clients worldwide. His area of focus is the development of dynamic page database driven websites and 3d animation for Internet and broadcast distribution. He has Master certifications in all programming languages.

2007 – Software Programming (Flash) / IT Master / Buenos Aires, Argentina
2005 – Software Programming (Various) / Image Campus / Buenos Aires, Argentina
2001 – Programming Theory / Image Campus, Buenos Aires, Argentina

Director: (x) Yes ( ) No

(C) Name: Larry Schulze Age 59
Title: Vice President; Online Publications

Home/ Office Address: 1615 Crestwood Drive Harrison, AR 70601; Telephone: (870) 391-2249Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since 2005: A published author, columnist, and former television writer/producer, Larry heads the Company's online publications operations, serving as Editor In Chief of the current website community; with responsibilities that include developing and aggregating content, hiring and coordinating writers and deadlines, and overseeing managing editors (as they are hired). He also heads up online sales efforts; develops relationships with advertising sales agencies, prepares sales marketing strategies and content, and will develop a sales team. He is also Editor In Chief of the online publications division --

GTM Publications: Publisher 2000-2004: Founder and Editor in Chief of Girl Talk Magazine, a glossy life style print publication that was distributed into ten countries. He oversaw all aspects of the business; directly involved with ad sales, marketing, promotions, and the full magazine cycle: overseeing layout, design, content development, photography, print production and distribution.

Director: (x) Yes ( ) No

(D) Name: Robert Buontempo Age: 56
Title: New Products Guru, Research and Development

Home/ Office Address: 16 Jaques Road # 14 Elizabeth, NJ 07201; Telephone: (908)282-9383
Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since October 2008: Using his extensive music background and trend recognition capabilities, his responsibilities are focused on the development of new software product and online service (digital music software, music recording and entertainment related websites) concepts by identifying voids within the commercial and/or consumer marketplace and developing concepts to fill those voids. He serves as project leader for those new concepts from inception to completion; researches the technology needed and that technology's availability, coordinates with in-house programmers (or contract services providers) to develop the product.

Self Employed: Before 2008: A career sound recording engineer, he operated a sound recording studio for ten years, serving as studio manager; designed and wired the studio, and ran day to day operations. He was a recording engineer at many top recording studios and worked for a wide variety of recording artists (many of whom were chart topping gold records, as well as GRAMMY nominated), and was a contributing music technology writer for many magazines such as Rolling Stone, MIX, Musician, EQ Magazine, Tape Op Magazine, and Artist Pro Magazine. For 31/2 years he moderated the leading forum for Pro Sound Web attracting over one million readers per month.

1987: State of New York, Private School Teaching License; Multi Track Recording,
1975: BFA in Video & Film / New York University, New York, NY

Director: ( ) Yes (x) No

DIRECTORS OF THE COMPANY

33. Number of Directors: 4

34. Information concerning outside or other Directors (i.e. those not described above): N/A

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[X] Yes [ ] **No** Explain:

The Company's CEO, Mr. Dugan had previously served as president for several entertainment companies that were engaged in some aspects similar to that of the Company. These entities included Big City Records, Fortune Entertainment, Inc., Blue Sky Entertainment, Inc., and First Drum, Inc. These entities were record labels and/or film production companies that Mr. Dugan founded. In additional, he served as CEO of Fortune Media, Inc., a publicly traded media company.

Mary Ann Zimmer has served as general counsel and vice president of business affairs for ARTS & ENTERTAINMENT NETWORKS; directing the department responsible for all legal matters and business affairs for Hearst/ABC/NBC joint venture consisting of A&E Network and The History Channel and related businesses.

Mario Delfino previously owned and operated Oki Doki Design, a software and website development company.

Larry Schulze was previously the founder and Editor in chief for Girl Talk Magazine, a lifestyle print publication that was distributed in ten countries.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Bruce Dugan worked for companies he created, except for Fortune Media, Inc. At Fortune Media, he negotiated to retain the rights of projects and concepts he developed there, upon his exit from the company. Accordingly, there is no entity that has any claim to his input at the Company.

Mario Delfino, prior to joining Inicia Incorporated., was the founder and self employed principle owner of Oki Doki Design, a third party website development company. Accordingly, there is no entity that has any claim to his technological input at the Company.

Larry Schulze was the founder and Editor in Chief of a print magazine that ceased circulation in 2004 prior to joining Inicia Incorporated. Therefore there is no entity that has any claim on his creative or administrative involvement with the Company.

Mary Ann Zimmer was engaged in the capacity of business and legal affairs for entertainment companies in the television industry, and in niches that are very different from those planned by the Company. As such, there is no conflict of interest in her duties with the Company and any client (s) she may currently serve, or previously served.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. None

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

The Company, under predecessor management, filed for bankruptcy in 2002. On or about October 16, 2007, the Honorable Carter Beatty, United States Bankruptcy Court, entered an order in the Bankruptcy Court for the Southern District of New York permitting the sale of the corporate shell (the "Sale Order"). Thereafter on or about July 31, 2008, a Corporate Shell Purchase Agreement was executed between the Registrant and New Century Capital Consultants, Inc. and Keystone Capital Resources, LLC (the "Purchasers"). The Agreement allowed the Purchasers to assume control over the Registrant for the purchase price of Sixty Thousand Dollars ($60,000). Pursuant to the Sale Order, and the Corporate Shell Purchase Agreement the following terms were instituted regarding the Registrant.

Upon the Closing of the Corporate Shell Purchase Agreement and consistent with the Sale Order, all right, title and interest in and to the Asset shall be immediately vested in Purchaser (or its assignee) free and clear of any and all liens, claims, encumbrances and security interests of any type whatsoever pursuant to Bankruptcy Code §§ 363(b) and (f), with any liens, claims, encumbrances and interests shall attach to the proceeds of the sale in order of their priority, to the same extent and with the same validity, force and effect as if such Asset had not been sold. In accordance to and stated within the order "with the Agreement, and on the Closing Date; (i) All preferred shares in the Asset are cancelled; (ii) All common and preferred share conversion rights of any kind including, without limitation, warrants, options, and convertible bonds are cancelled and extinguished, (iii) Any tax loss carry forward of Elgin is cancelled and the Purchaser or its successor-in-interest is prohibited from using same."

NOTE: After reviewing the information concerning the background of the Company's Officers, Directors, and other key personnel, potential investors should consider whether or not these persons has adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. The table below sets forth information with respect to the beneficial ownership of the Company's Common and Preferred Stock by (i) each person who is known to the Company to be the beneficial owner of more than ten percent (10%) of the Company's common and preferred stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group.

Class of Shares	Average price per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Bruce T. Dugan (i)(ii) CEO/ Chairman	0.01	33.400,000	24%	33.400,000	17%
James Stearrett (ii) CFO	0	0	0	0	0
Maryann Zimmer (i)(ii) VP/ Director	0	0	0	0	0
Larry Schulze (i)(ii) VP/ Director	0.01	25,000,000	18%	25,000,000	13%
Mario Delfino (i)(ii) VP/Director	0.01	25,000, 000	18%	25, 000,000	13%

Keystone Capital Resources LLC	0.01	27,383,333	20%	27,383,333	14%
Officers & Directors as a Group	**0.01**	**83,400,000**	**70%**	**83,400,000**	**43%**

NOTES:

i. Directors of the Board
ii. Executive management team

The Officer and Director as a group listing in bold does not represent additional stock outstanding, but merely shows an aggregate of the stocks outstanding by the officers and directors (listed above) as a group.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 83,400,000 shares (60 % of total outstanding)
After offering: a) Assuming minimum securities sold: N/A
b) Assuming maximum securities sold: 83,400,000 shares (43 % of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders is related by blood or marriage, please describe. None

(b) If the Company has made loans to or doing business with any of its Officers, Directors or key personnel or 10% stockholders, or any of their relatives (or any entity controlled directory or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employee or stock purchase contracts, etc.). State the principal terms of any significant loans, agreements, leases, financing or other arrangements. None.

(c) If any of the Company's Officers, Directors, key personnel or 10% shareholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain the state and amount involved. On July 30, 2009, New Century Capital Consultants, Inc. and Keystone Capital Resources LLC (collectively the "Secured Parties") forwarded to the Company an invoice for services rendered in the amount of ONE HUNDRED THOUSAND DOLLARS ($100,000). This amount had been previously estimated and listed in the Use of Proceeds table as "Offering Costs" (See Pg. 35). Upon receipt of the Secured Parties invoice, the debt is now fixed and determinable. This debt has been posted on the books of the Company to be paid with proceeds from this Offering. The Company's officers Bruce Dugan, Mario Delfino and Larry Schulze each executed a security agreement ("Security Agreement" -- See exhibit 15g). The Security Agreement provides that each stated Officer of the Company pledge their individual stock as collateral to the Secured Parties. The pledge of shares will be released by the Secured Parties upon payment of the invoice by the Company. On September 23, 2009, the Company converted $60,000 of this debt to equity with the issuance of 20,000,000 Common Stock (10,000,000 each to New Century and Keystone) at a per share price of .003; the average trading price at the time the debt was incurred. See Exhibit 15h. Thus the current outstanding Secured Note has been reduced to $40,000. (See Note 17 in Notes to Financial Statements for further detail regarding accounting of this libability)

(NOTE) Immediately following the purchase of the Elgin Technologies Inc shell, Mr. Michael Krome was appointed sole officer and director of the Company. Subsequent to the Inicia-Elgin merger agreement on September 23, 2008, Mr. Krome appointed Bruce T. Dugan as Chairman of the Board of Directors. Mr. Dugan then accepted Mr. Krome's resignation as a Director and Officer and subsequently elected the current board and officers. Mr. Krome currently serves the Company in the sole of capacity as one of the Company's outside counsels.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
(Not including any former Elgin management)

		Cash	Other
Chief Executive Officer		$ 14,464	N/A
Chief Tech Officer		$ 20,000	N/A
VP		$ 5,821	
	Total:	$ 40,285	$
Directors as a group (number of persons (3)		$ 40,285	$

(b) If remuneration is expected to change or has been unpaid in prior years, explain: The Company intends to pay four executive salaries in the amount of $36,000 each for the subsequent twelve month period.

(c) If any employment agreements exist or are contemplated, describe: None

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares. N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. NONE

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The key personnel of the Company, most notably Bruce Dugan, Larry Schulze and Mario Delfino, have all been key participants in the Company's operations. In accordance with the Merger Agreement, each was issued a significant amount of common stock (with a one year restrictive legend in accordance with Rule 144), which should provide each the incentive to remain with the Company. However, because of their individual areas of expertise, no single party has the ability to compete on any substantial level with the operations of the Company should they choose to resign from, or if they were terminated by the Company. The Company intends to have drafted non-compete agreements to be signed by all officers and employees in the very near future.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition or operations. N/A

Note that at present we have not entered into individual indemnity agreements with our Officers or Directors. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Delaware law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is not an S corporation.

Name of Tax Advisor: **N/A**
Address: **N/A**
Telephone No. ( ) **N/A**

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. **N/A**

46. FINANCIAL STATEMENTS

Inicia Incorporated
RESTATED
Balance Sheet
For the years ended December 31, 2007 and 2008 and the period ending Sept 30, 2009

		2007		2008		Sept 30, 2009
ASSETS						
Current Assets						
Cash in Banks	$	1,281	$	953	$	1,117
Accounts Receivable		200		1,450		1,527
)Total Current Assets:		1,481	$	2,403	$	2,644
Other Assets:						
Security Deposits		0		3,000		3,000
Loans Receivable				1,194		1,487
Subscriptions Receivable		0		0		0
Corporate Shell		0		0		60,000
TOTAL ASSETS:	$	1,481	$	6,597	$	67,131
LIABILITIES & SHAREHOLDERS'EQUITY						
Current Liabilities						
Accounts Payable	$	635	$	2,812	$	839
Total Current Liabilities		635		2,812		839
Notes Payable		0		0		40,000
Loans Payable		21,842		56,346		29,825
Total Liabilities	$	22,477	$	59.158	$	70,664

Equity

Capital Stock: **Preferred stock: par value $0.01** per share: 0 authorized, 0 shares outstanding December 31, 2007. 1,000,000 authorized 2 shares outstanding December 31, 2008 and 0 shares outstanding Sept 30, 2009. **Common stock, par value $0.**01 per share; as of 100,000,000 authorized, 17,288,300 shares outstanding Dec 31, 2007. 500,000,000 authorized, 102,888,300 shares outstanding December 31, 2008, and 138,821,633 shares outstanding Sept 30, 2009.par value $.01 per share	172,383	1,028,883	1,388,216
APIC	$ (172,383)	$ (735,183)	(975,516)
Total Common Stock	$ 0	293,700	$ 412,700
Retained earnings (deficit) – beginning of period	$ (18,663)	$ (20,995)	$ (346,261)
Net income (loss) for period	(2,331)	(325,265)	(69,972)
Retained earnings (deficit) – end of period	$ (20,994)	$ (346,260)	(416,233)
Total Equity	$ (20,994)	$ (52,560)	(3,533)
TOTAL LIABILITIES and SHAREHOLDERS EQUITY	$ 1,481	6,597	67,131

See accompanying notes to financial statements, particularly number 13; Material Changes in Shareholders Equity on Pg. 55

THIS SPACE INTENTIONALLY LEFT BLANK

Inicia Incorporated
RESTATED
Statements of Income and Loss
For the years ended December 31, 2007 and 2008 and the period ending Sept 30, 2009

INCOME	**2007**	**2008**	**Sept 30, 2009**
Advertising Sales	$ 25,895	$ 20,925	$ 8,682
Affiliate Sales	405	201	10
Subscriptions	190	38	74
Software Programming	27,560	2,134	7,400
Website Hosting	679	590	242
TOTAL INCOME	**$ 54,731**	**$ 23,890**	**$ 16,409**
EXPENSES			
Online Publishing	$ 5,058	4,712	$ 3,292
Sub Contract Svcs	20,448	27,855	11,220
Merchant Account Fees	0	588	125
Cost of Goods (subtotal)	**26,122**	**33,155**	**14,637**
Advertising	445	514	541
Bad Debt Expense	0	8	11
Bank Fees	1,193	2,784	1,422
Charities	0	5	0
Computer & Internet	255	496	403
Dues & Subscriptions	0	2,000	43
Meals & Entertainment	0	2,014	3,326
Office (Eq & Supply)	35	1,567	0
Payroll	21,135	20,285	15,810
One Time Signing Bonus		264,072	
Penalties	0	87	0
Postage/ Delivery/ Printing	50	346	841
Professional Fees	50	2,680	40,000
Rent	6,000	14,082	7,810
R & D	52	999	147
Cells	360	609	90
Telephone	883	971	349
Internet	480	806	379
Travel	0	996	97
Taxes	0	674	475
Total Expenses	**$ 30,940**	**$ 316,000**	**$ 71,744**
NET INCOME OR (LOSS)	***$ (2,331)***	***$ (325,265)***	***(69,972)***
PER SHARE	(0.000023)	(0.0032)	(0.0006)

See accompanying notes to financial statements. In the opinion of management all adjustments necessary were a fair statement of results for the interim period have been included. See accompanying notes to financial statements

Inicia Incorporated
RESTATED
Statements of Cash Flows
For the years ended December 31, 2007 and 2008 and the period ending Sept 30, 2009

	2007	2008	September 30, 2009
Non-Cash Investing Activities:			
Corporate Shell	0	0	(60,000)
Common Stock	172,383	0	0
APIC	(172,383)	0	0
Cash Provided by Investing Activities			
Loans Receivable	0	(1,194)	(293)
Cash Provided by Financing Activities:			
Bruce Dugan	(10,642)	0	0
Loans Payable	12,342	34,504	(26,521)
Notes Payable	0	0	40,000
Common Stock Par Value .01	0	856,500	359,333
APIC	0	(562,800)	(240,333)
Cash Provided (used) in Operations:			
Net loss for period	($ 2,331)	($ 325,265)	($ 69,972)
All other – net	1,035	(2,073)	(2,051)
Net Increase (decrease) in cash	404	(328)	163
Cash – beginning of period	878	1,281	953
Cash –end of period	1,281	$ 953	$ 1,117

See accompanying notes to financial statements.

Inicia Incorporated
RESTATED
Statement of Changes in Shareholder Equity
For the years ended December 31, 2007 and 2008 and the period ending Sept 30, 2009

Transaction Description	Common Shares Issued	Amount at Par Value	Preferred Shares Issued	Amount at Par Value	Additional Paid in Capital	Retained Earnings	Total S/H Equity
Balance at January 1, 2007	**17,238,300**	**172,383**	**0**	**0**	**($172,383**	**($18,663)**	**($ 18,663)**
Net Income 2007	0	0	0	0	0	(2,331)	(2,331)
Balance at December 31, 2007	**17,238,300**	**172,383**	**0**	**0**	**(172,383)**	**(20,994)**	**(20,994)**
Stock issuance	84,000,000	840,000			(562,800)		277,200
Stock issuance	1,650,000	16,500					16,500
Net Income 2008						(325,265)	(325,265)
Balance at December 31, 2008	**102,888,300**	**1,028,883**	**0**	**0**	**(735,183)**	**(346,259)**	**(52,560)**
Stock issuance	200,000	2,000					2,000
Stock issuance	1,400,000	14,000					14,000
Stock issuance	34,333,333	343,333			(240,333)		103,000
Net Income 2009						(69,972)	(69,972)
Balance at Sept 30, 2009	**138,821,633**	**1,388,216**	0	0	**($975,516)**	**($416,232)**	**($3,533)**

Please see notes to Financial Statements on Pg. 54

THIS SPACE INTENTIONALLY LEFT BLANK

Inicia Incorporated
Notes to Financial Statements
For the years ended December 31, 2007 and 2008 and the period ending Sept 30, 2009

Inicia Incorporated is a software and media development company that develops/ builds and operates online publications, resources centers and social networks; produces video broadcast entertainment; develops digital software products; and also provides software and website develop services to third party clients.

1) Immediately prior to 09/23/08 Inicia Incorporated (which was a private closely- held corporation) entered into a reverse merger with Elgin Technologies, Inc. (ELGN) which was in bankruptcy and had no assets or liabilities. The public shell (formally ELGIN) emerged as the surviving entity and been renamed Inicia Incorporated, applied for and received a new trading symbol: INIA. The above financial statements reflect only and solely the operations of the (closely held) Inicia Incorporated prior and post to the aforementioned reverse merger, as the public shell had no operations of significance in the two years prior to the merger.

2) The earnings per share for the year end December 31, 2007 December 31, 2008 and the period ending September 30, 2009 reflect the weighted average outstanding 101,238,000, 101,375,800 and 115,421,800 common shares.

3) The Company believes that it will be able to use all of the net operating loss carry forwards of the pre-merger Inicia in future periods; however, to be conservative the Company has not recognized the related asset in the accompanying financial statements.

4) Significant accounting policies include:
   i) Accrual basis accounting
   ii) Development costs during the start up phase are written off
   iii) Depreciable assets are depreciated over their useful lives on a straight-line basis
   iv) Net operating losses shall be carried forward against profits in future periods
   v) U.S. income taxes will be reported on net income

5) Operating Leases. The Company has entered into a two year straight line lease for approximately one thousand (1000) square feet located at Uruguay 1279 - 5A -- Buenos Aires, Argentina 1016, which began on August 6, 2008 and ends on August 6, 2010. However, the lease stipulates a no penalty out clause after six months, effective as of January 6, 2009. The cost of the lease was thirty-three hundred (3,300) Argentine pesos per month in 2008, which at the time of the lease signing was converted at a rate of approximately 3 to 1, or US$1,100. As of December 2008 the exchange rate was 3.67 to 1, or $ 899.00, and as of September, 30, 2009 the exchange rate is 3.85. or US$ 857.00. Currently no leasehold improvements have been done.

   The Company has a month-to-month verbal straight line agreement with the lease holder at 360 East 55th Street 13-G, New York, NY 10022, who is not a related party to the CEO or the Company, at a rate of $200 per month. If the tenancy at this location were to end it would not cause any significant interruption of operations.

   Currently management operates out of their respective home offices. These home offices are located at (Bruce Dugan) 360 East 55th Street, New York, NY, (Mary Ann Zimmer) 401 East 74th Street, New York, (Bob Buontempo) 16 Jacques Road, #14, Elizabeth, New Jersey. The Company has a verbal month-to-month tenancy at each location at no cost to the Company because these are the homes of the officers and key personnel who will telecommute until such time that the Company can establish a corporate office large enough to accommodate all of personnel.

   The Company Chief Financial Officer currently resides and works out of the Company location at Uruguay 1279 (5A) Buenos Aires, Argentina.

   Annual future minimum payments under these operating leases as of September 30, 2009 are as follows:

2009	$ 2,968.00
2010	$21468.00

=================================

TOTAL	$27,404.00

6) Allowance for doubtful accounts. The Company reviews its accounts on a monthly basis to determine if any accounts are possibly uncollectable. As of September 30, 2009 the bad debt expense has been immaterial, due in part because all third party contract work is paid thirty percent (30%) up front [before the work begins], thirty percent (30%) when the work is completed, and thirty percent (30%) upon delivery. The publishing revenue from online publications is solely from advertising, which is paid by the advertisers in advance. However, the Company will continue to monitor accounts receivable and will set up an allowance for doubtful accounts when and if required.

   Outstanding Notes and loans. All monies that were received by the Company [prior to September 30, 2009] from third parties in the form of loans were previously booked incorrectly as Capital Contributions. The financial statements have been updated to correct this error. Subsequently $81,500 was paid through the issuance of common stock as of the period ending September 30, 2009 (as detailed on Pg. 34 (see 7b).

   All other monies that have been received -- but for which no stock has been issued in redemption thereof -- has since been re-classified as outstanding loans, totaling $69, 825 as of the period ending September 30, 2009. .Of these outstanding loans $500 is owed to Sandra Bitar and $7,143 to Mario Delfino (an officer and member of the Board of Directors). The Company intends to pay $500 to Ms. Bitar and $5,000 to Mario Delfino on or before March 31, 2009 from the proceeds of this Offering, if possible, but has no contractual obligation to do so. There is also $3,800 owed to Kevin Barry; $480 owed to New Century Capital Consultants Inc. and $17,903 owed to Keystone Capital. These are all zero-interest loans that have no specific or general conversion options or maturity dates.

   The Company also has an outstanding Secured Note in the amount of $40,000 (see 39(c). This Note was originally $100,000 owed equally to New Century Capital Consultants Inc. and Keystone Capital Resources LLC., which however was reduced to $40,000 through the issuance of stock in September 2009 as described in 7(b) on Pg. 34. The Secured Note has no specific or general conversion features or maturity date -- except that the secured parties are to receive monies no less than a pro rata share of any proceeds the Company realizes (from this Offering) within thirty days from the date the Company receives any such proceeds.

7) Foreign Currency Conversion. The Company has an operation in Buenos Aires, Argentina, and as such may encounter some revenue and expenses in the local (pesos) currency in the future. However, the Company invoices all clients in US dollars and pays all consultant and/or contractors in US dollars. In addition, any and all expense transactions are recorded in US dollars at the exchange rate in effect on the day of the transaction. The Company will account for the conversion of Argentine pesos to US dollars in all accounting statements using ASC 830 (Formerly SFAS 52) for all foreign currency translations. However, since all records are kept in US dollars and all transactions are booked as US dollars, there are no foreign currency translations required per ASC 830 (formerly SFAS 52).

8) Income Taxes. Income taxes are accounted for under ASC 740 (formerly SFAS 109). The Company has had taxable losses since inception. Net Operating Losses cumulatively generated as of September 30, 2009 totaled $394,897. This has generated cumulative deferred tax assets related to these losses of $167,831. This amount has a full valuation allowance since there is not significant evidence that it is more likely than not that income will be generated in future years.

Deferred Tax Assets:	**2007**	**2008**	**2009 (as of Sept 30)**
Net operating losses	990	137,809	29,031
Total Deferred Assets:	990	137,809	29,031
Valuation Allowance:	(990)	(137,809)	(29,031)
Net Deferred:	0	0	0

   The Net Operating Losses generated will begin to expire for Federal Purposes in 2025 and for State (of New York) purposes in 2025

9) Rights and Privileges of Stock; there are two classes of Inicia Incorporated stock.

Common Stock: The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have liquidation, dissolution or winding up, the holders of common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. Common stock has a par value of $.01.

Preferred Stock: There are currently 1,000,000 preferred shares authorized with zero shares issued and outstanding, rights and privileges to be determined by the Board of Directors if and when such shares are issued.

10) Revenue Segments. (*See Statement of Income and Loss Page 50 for results*). *(a) i2 Interactive Media; Online Publishing: Advertising, Subscriptions, (b) i2 Media Lab; software and website programming;* Flat fee or hourly income for contract services, Licensing subscription fees for turnkey software solutions, (c) *Inicia Studios; High Definition video production;* Advertising from Netcast releases, Licensing from cable, TV or theatrical release, (d) *i2d; digital products development;* Product sales

11) Impact of Recently Issued Accounting Standards. No new Accounting Standards have been issued by the Financial Accounting Standards Board that would impact this amendment as of the date of combination of Elgin Technologies, Inc and Inicia, Incorporated.

12) Material Subsequent Events. There were no subsequent events after the ending period of September 30, 2009

13) Revenue recognition policy. The Revenue for all streams below is recognized when realizable and earned per ASC 450 (formerly SFAS 5, SAB 101, and ASC 600 (formerly SFAS 48). In addition, per the criteria of ASC 450 and SAB 104, all of the following criteria are met: (a) persuasive evidence of an arrangement exists (b) delivery has occurred or services have been rendered, (c) the seller's price to the buyer is fixed or determinable, and (d) collectability is reasonably assured, because revenue is booked monthly for monthly services. If in the future the Company engages in long term contracts, projects, agreements or any other working relationship between the parties other than on a monthly basis, then in that instance the Company will recognize deferred revenue based on the above listed guidelines.

Advertising Sales Revenue is invoiced and collected monthly for that period.

Affiliates Advertising Revenue are sales commissions received by the Company and are booked into revenue upon receipt.

Subscription Revenue was collected monthly for services access monthly. Currently the Company no longer charges access fees to its website members.

Contract Services are invoiced as work is completed, with a 25-50% advance collected on all substantial projects at the inception of the project. However, there was only one substantial project in 2007 and two projects in 2008. Upfront fees were waived to secure the project work due to the credibility of the clientele, and these projects were completed during their respective fiscal years.Website

Hosting services are offered on a month-to-month basis without any cancellation penalties. Therefore there is no deferred revenue.

14) **Note on restated financials.**

The financials for 2007and 2008 have been restated due to the revision of shareholders' equity to correct errors, as well as certain reclassifications as detailed below.

(a) Pre-Merger common shares of existing Elgin Technologies Inc. (ELGN) shareholders (issued no less than four years before the Inicia merger of September 23, 2008), which were ordered by the bankruptcy court -- in accordance with the Shell Purchase Order – to remain outstanding and valid, (See #36 Pg. 45) have been corrected to reflect the 17,238,300 existing common shares as follows: $172,383 at par value and ($172,383) APIC. This was booked based on an analysis of ASC 805

(formerly SFAS 141R ("Business Combinations"), particularly paragraph A12 ("reverse Acquisitions")) and our consultation with an outside accounting advisor with public company expertise.

(b) Common stock (84,000,000) was issued on October 8, 2008. The change to equity was as follows; par value $840,000, APIC ($562,800) to net $277,200, which represents .0033 per share (the average weekly trading price as of the merger date). The off-setting entries were a one-time management signing bonus of $264,072 (and additional $11,148 was previously listed in Capital Stock but was not addressed as part of this stock issuance and therefore was moved to loans payable) and $1,980 was expensed as professional fees for stock issued to James Zimbler who is not part of management. See Note 16 below regarding stock based compensation.

(c) Previously booked amounts of contributed capital were reclassified into loans payable.

BALANCE SHEET

(These financials are updated to reflect changes between Version 11and Version 12)

Description	Original 2007	Restated	Difference	Original 2008	Restated	Difference	Original 2009	Restated	Differen
Subscription Receivable	56,886	0	(56,886)	56,886	0	(56,886)	56,886	0	(56,88
2007- 2008- 2009- See note A above									
Total Assets	58,367	1,481	(56,886)	63,483	6,597	(56,886)	124,017	67,131	(56,88
Due to line item changes above									
Equity:									
APIC	(115,497)	(172,383)	(56,886)	(678,297)	(735,183)	(56,886)	(918,630)	(975,516)	(56,88
2007- 2008- 2009- See note A above									
Total Common Stock	56,886	0	(56,886)	350,586	293,700	(56,886)	469,586	412,700	(56,88
Total Equity	35,890	(20,994)	(56,884)	4,325	(52,560)	(56,885)	(53,353)	(3,533)	49,8
Total Liabilities and SE	58,367	1,481	(56,886)	63,483	6,597	(56,886)	124,017	67,131	(56,88
Due to line item changes above. 2009 changes above and correction of error									

INCOME STATEMENT

Description	Original 2007	Restated	Difference	original 2008	Restated	Difference	Original 2009	Restated	Differen
Expenses									
Dues and Subscriptions	0	0	0	2000	2000	0	0	43	4
Professional Fees	50	50	0	2,680	2,680	0	0	40,000	40,0
2009- correction of error, did not change totals or net income									

STATEMENT OF CASH FLOWS

Description	Original *2007*	Restated	Difference	original *2008*	Restated	Difference	Original *2009*	Restated	D
Non-Cash Investing Activities									
Corporate Shell	0	0	0	0	0	0	0	(60,000)	
Common Stock	0	172383	172,383	0	0	0	0	0	

APIC	0	-172383	(172,383)	0	0	0	0	0	

To properly book Corporate Shell and Recapitalization to non-cash activities

Cash provided by Investing Activities

Subscriptions Rec.	(56,886)	0	56,886	0	0	0	0	0	
Corporate Shell	0	0	0	0	0	0	60,000	0	
Common Stock	172,383	0	(172,383)	856,500	0	(856,500)	359,333	0	(
APIC	(115,497)	0	115,497	(562,800)	0	562,800	(240,333)	0	

To remove Subscription Receivable, to re-class Corporate Shell and correctly book it, and to reclassify Common Stock and APIC to Non-ca Investing activities and to

Financing Activities as appropriate

Cash provided by Financing Activities

Loans Payable	12,342	12,342	0	34,504	34,504	0	26,521	(26,521)	
Common Stock	0	0	0	0	856,500	856,500	0	359,333	
APIC	0	0	0	0	(562,800)	(562,800)	0	(240,333)	(

Loans Payable correction of error in 2009. Common Stock and APIC to properly reclassify to Financing Activities

Cash Provided in Operations:

All other- net	1035	1035	0	-2073	-2073	0	-2129	-2051

Correction of error in 2009

STATEMENT OF CHANGES TO S/H EQUITY

Description	Original	Restated	Difference
Changes in 2007			
Balance at January 1, 2007			
Additional Paid in Capital	(115,497)	(172,383)	(56,886)
To correctly book recapitalization transaction			
Total Shareholders' Equity January 1, 2007	38,223	(18,663)	(56,886)
Due to line item changes above			
Balance at December 31, 2007			
Additional Paid in Capital	(115,497)	(172,383)	(56,886)
Balance at December 31, 2007	35,892	(20,994)	(56,886)
Due to line item changes above			

Changes in 2008

Additional Paid in Capital	(678,297)	(735,183)	(56,886)
Total Shareholders' Equity	4,327	(52,560)	(56,887)
December 31, 2008			
Due to line item changes above			

Changes in 2009

Additional Paid in Capital	(918,360)	(975,516)	(57,156)
Retained Earnings	(416,213)	(416,232)	(19)
Total Shareholders' Equity	53,355	(3,533)	(56,888)
September 30, 2009			
Due to line item changes above and correction of error			

15) ***Stock-based Compensation***. Effective January 1, 2006, companies are required to adopt ASC 718 (Formerly SFAS No. 123R), *Share-Based Payment* using the modified prospective approach. Companies are now required to comply with ASC 718 (formerly SFAS 123R). Note that in 2009 there was no issuance of stock or stock options for compensation to management or any third parties. In October 2008 the company issued 84,000,000 shares of common stock at .033 per share. These shares were valued at the average trading price for the stock during the week leading up to the issuance. These shares were expensed as a one-time expense since the shares were for services performed in the year 2008 and none of the shares are contingent upon future services, and therefore should properly be expensed in the 2008 financial statements.83, 400,000 were issued to management as follows: 33,400,000 to Bruce T. Dugan; 25,000,000 to Mario Delfino; and 25,000,000 to Larry Schulze. Additionally, as part of the total 84,000,000 common shares issued, 600,000 common shares were issued to James Zimbler, a non-employee. These shares were for consulting services and thus booked as professional fees in the year of issuance. Future stock or stock option issuances will be booked in accordance with ASC 718 (Formerly SFAS No. 123R).There was no tax benefit recorded for the expense associated with the 2008 stock issuance due to operating losses and valuation allowance.

16) Corporate Shell Asset and Note Payable. On July 30, 2008 Keystone Capital Resources LLC and New Century Capital Consultants Inc. (the "purchases") bought the "corporate shell" known as Elgin Technologies Inc. (See #36 on Pg. 45), which on September 23, 2008 merged with -- and was renamed to -- Inicia Incorporated (as stated in History on Pg 14). The Purchasers maintained voting control over the Company by virtue of the voting rights they received by virtue of Preferred Shares -- issued to them prior to the said merger. On July 30, 2009 those preferred shares were rescinded with the Purchasers agreement. Following this they presented an amount of ONE-HUNDRED THOUSAND DOLLARS ($100,000) that was due and owed to them by the Company for the Shell and the combined consulting work they had done on behalf of the Company. Prior to July 30, 2009 the Company had not booked a liability or contingency because the total amount was unknown and the liability not probable or measureable. The Company then booked a SIXTY-THOUSAND DOLLAR $60,000 "Corporate Shell" asset, a FORTY-THOUSAND DOLLAR ($40,000) "consulting fee" expense, and a ONE-HUNDRED THOUSAND DOLLAR ($100,000) "Note payable" liability. The reason for booking this asset was that upon the presentation of the ONE-HUNDRED THOUSAND DOLLAR ($100,000) liability -- and the Company's acceptance of that liability -- in conjunction with the rescission of the preferred shares, the Company now has rights to the Shell. In management's opinion it retains the same SIXTY-THOURSNAD DOLLAR ($60,000) value now that the Purchaser's paid for it in the marketplace; because nothing has changed in the marketplace that significantly impacts the Shell's value.

    This transaction was posted to the above accounts in accordance with ASC 450 (formerly SFAS5) -- *Accounting for Contingencies*. Subsequently on September 23, 2009 SIXTY-THOUSAND DOLLAR ($60,000) of the ONE-HUNDRED THOUSAND DOLLAR ($100,000) Note was converted to common stock (See #39c on Pg. 47).

17) In the opinion of Management, all adjustments are of a normal recurring nature.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

(Note that the information listed below for the Year ending December 31, 2007 and the period ending September 32, 2008 reflects the results of Inicia Incorporated pre merger [as a private closely held corporation] activity only, as pre-merger Elgin Technology activity was insignificant and their industry focus was not relevant to the Company's presently).

RESULTS OF OPERATIONS

Net sales

Net sales in 2008 were $23,890 as compared to $54,731 in 2007, which represents a decrease of $30,841 or 56 %. This decrease was attributable to (a) the reduction of third party contract service income due to the focus on in-house development of proprietary software that the Company intends to license in the future, (b) the increase of rent, programming costs, and travel and entertainment costs relative to the onetime costs of this Offering Statement.

Net sales for the period ending September 30, 2009 were $16,409 compared to $16,306 for the period ending June 30, 2008, an increase of $103.00, or 0.06%. This increase was attributable to (a) a decrease of 41% of realized ad revenue, and (b) an increase of 80% in 3rd party contract service income.

Cost of Goods Sold and Gross Profit

Currently the Company does not have any manufacturing costs, so our only direct costs other than salaries and overhead are the servers that we lease to house our website (s). The cost of our 3rd party reseller server remained unchanged in 2007, 2008 and the first nine months of 2009 at a rate of $39.95 per month. For the Company's publishing server, the rate decreased from $378 per month in 2007 and the period ending September 30, 2008, to $349 for the period beginning October 1, 2008 to current. These servers are located in Missoula Montana and New York City respectively.

Selling, General and Administrative Expenses

The expenses for 2008 were $ 316,000 as compared to $30,940 in 2007, an increase $285,060 or 921%. The increase was attributable to several contributing factors; a one-time officer signing bonus paid in common stock, an increase in rent expenses to $ 14,082 in 2008 as compared to $6,000 in 2007, and other increases in travel and entertainment expenses associated with this Offering Statement.

The expenses for the period ending September 30, 2009 were $71,744 as compared to $19,477 for the period ending September 30, 2008, an increase of $52,297 or 268%. This increase is attributable to an increase in payroll to 15,810 for the period ending September 30, 2009 as compared to $4,635 for the period ending June 30, 2008, plus a payment of $40,000 in consulting expenses. .

Other Income (Expense)

None

Net Loss from Continuing Operations

The net loss for 2008 was $(325,265) compared to a loss for 2007 of $(2,331), an increase of $ (322,934) or 13,854%. This increase in losses is attributable to a 21% increase in cost of goods, including subcontract programming services, a 38% increase in general expenses, including an increase in payroll, and a one-time signing bonus of $264,072 issued to management in the form of common stock. There were also common shares issued for consulting fees in an amount equal to $13,128.

The net loss for the period ending September 30, 2009 was $(69,972) compared to a loss for the period ending September 30, 2008 of $(23,298), an increase of $(46,674 or 200%. This increase is attributable to the notes listed above in S, G & A Expenses and Cost of Goods Sold and Gross Profit.

During the 9 month period following the Inicia-Elgin reverse merger (September 2008), and in anticipation of realizing at least $100,000 of funding from this Offering Statement, the Company has experienced an increase in expenses to better position itself to

implement the Company's strategic plans outlined throughout this document. It has also had a reduction in revenue and profits due to a significant amount of time and attention needed by management for the preparation of this Offering Circular, as well as the internal development of products and services that will be implemented and offered in the future. Some of these products and services are not currently revenue producing but it is believed will be strategically and financially beneficial to the Company within the twelve months subsequent to the realization of no less than $100,000 of proceeds from this Offering Statement,

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Some of our divisions are in the planning stages, while others have generated revenues from inception. To date, revenues generated have been below the Company's breakeven point and therefore the Company has been losing money during such time that the Company has been developing their projects. To that end management believes that within ninety (90) days of the realization of $36,000 from proceeds of this Offering Statement that the Company can complete the online publishing model currently being used for its www.tglife.com BETA website community – and intended to be used to launch all other Company planned websites -- described in this Offering Statement.

To date, the Company's video division has generated enough revenue to recoup its initial production costs. However, with those five minute test videos having generated over 500,000 views on YouTube.com, management believes that when 10% of this Offering Statement is realized, it will able to use funds from that offering to produce higher quality, longer format programming to generate ongoing revenues for that division of the Company.

While developing the website model, the Company has also generated revenue from providing software and website development services (to third party clients on a work-for-hire basis). The income from this area of operations has been inconsistent, due mostly to only one full time programmer and the Company's focus on development of its in-house products and services. Management expects that with the ease of pressure [that the proceeds from this Offering Statement will provide] that it will be able to refocus some energy towards again providing contract services to third parties to increase revenues from those efforts.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: (39) %.

What is the anticipated gross margin for next year of operations? Approximately 54 %.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

In 2008 the Company subcontracted programmers in an amount equal to $27,000. A large amount of their time was used for internal project development, and as such was not revenue generating. In the first quarter of 2009, the Company spent approximately $11,000 on outside programmers for internal nonrevenue producing development, but has since ceased to use subcontractors for this purpose and does not expect to utilize them in this regard in the foreseeable future.

Our revenues to date have been generated from commercial services (advertising, software programming, website hosting) as described throughout this document) as opposed to retail products. The Company has however been developing retail products in 2008 and 2009 that it intends to begin selling in 2010. These products will initially include publishing and e-commerce software solutions, and the product referred to as IQM (described earlier (See **3(a)** Pg 15 and **(b)** on Pg 16).

50. Foreign sales as a percent of total sales for last fiscal year: 5.6%.

Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %.

Explain the nature of these sales, including any anticipated changes:

Foreign sales were exclusively in the form of third party software/ website programming, and were limited in 2008 to one foreign client. During the subsequent 12 months following the completion of the Offering Statement, and following the completion of its planned software products (mentioned above in question 49), the Company intends to expand its third party services business both

domestically and overseas, although it does not expect the percentage of foreign sales to be more than 20% of total Company sales. The Company has no government sales and does not anticipate having any in the near future.

Financings

To meet our need for cash, we are attempting to raise equity financing. Through this financing, the Company may complete the development of our online publishing model, the design, packaging and promotion of the IQM music enhancer consumer product, complete planned video programming production and begin promotion efforts. If we do not raise the funds required to complete any, or all of our short term goals as mentioned in this document, we will have to find alternate sources of funds, such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and cannot raise it, the company will either have to suspend operations until we do raise the cash or cease operations entirely.

On July 30 2009, New Century Capital Consultants, Inc. and Keystone Capital Resources LLC (collectively the "Secured Parties") forwarded to the Company an invoice for services rendered in the amount of ONE HUNDRED THOUSAND DOLLARS ($100,000 – See Pg. 47, Question 39c). This amount had been estimated and included in the $123,200 listed previously in the Use of Proceeds table as "Offering Costs" (previously listed in Use of Proceeds Pg. 35). Now that this debt is fixed and determinable, it had been relisted on the same table in the category Loans. However, in September 2009 SIXTY-THOUSNAD DOLLARS $60,000 of this debt was converted to equity with the issuance of 20,000,000 shares of common stock (at a price of .003, the average price that the pre-merger Elgin stock traded at during the time of the Secured Parties expense. This now leaves $23,200 still listed under Offering Expenses. Any of these expenses not used for offering costs shall be available for general working capital if 100% of the proceeds of this Offering Statement are realized.

Discontinued Operations

Since the reverse merger of Inicia Incorporated and Elgin Technologies, Inc on September 23, 2008, the Company has not had any disruption or discontinuation of its' operations.

Liquidity and Financial Resources

These factors, when combined with the possibility that the company may not be successful in its attempt to secure new financing, raises doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the Company, it will need to seek financing from outside sources. The Company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by maintaining low operating expenses and to increase revenues significantly, through growth and acquisitions.

While management has identified potential acquisition and/or joint venture candidates, no formal discussions have yet begun, nor are there any immediate plans to initiate such discussions. There is no assurance that the Company will be successful in raising the necessary funds or a guarantee that the Company can successfully execute any acquisition or merger transactions with any company or individual or that if such transaction is affected, that the Company will be able to operate such company profitably or successfully. Moreover, there is no assurance that the in-house project plans adopted by management will prove to be successful.

The increases in recurring administrative expenses detailed above (see The Results of Operations above on Pg. 58) are due to the various startup, development or operational stages that each of the division's operations are at, the increases in personnel and professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross Profit will increase as a result of the business derived from external sources. But, this can be achieved only if the Company can obtain financing from outside sources since additional capital is needed to operate and expand operations from current levels.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

PART III – EXHIBITS

Index to Exhibits

Number	Title of Document
1.	Underwriting Agreement (None, not applicable)
2.	Charter and By-Laws
3.	Instruments defining the rights of security holders (None)
4.	Subscription Agreement (None, not applicable)
5.	Voting Trust Agreement (None, not applicable)
6.	Material Contracts (None)
7	Material Foreign Patents (None)
8	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession (None)
9	Escrow Agreements (None, not applicable)
10.	Consents (None)
11.	Opinion re legality
12.	Sales Material (None)
13	"Test the Water" Material (None)
14.	Appointment of Agent for Service of Process (None, not applicable)
15.	Additional exhibits (see below)

a) Bankruptcy Court Order dated Oct. 16, 2007, approving Asset Purchase Agreement and authorizing the sale of the corporate shell of Elgin Technologies free and clear of liens, claims and encumbrances

b) Inicia – Elgin Merger Agreement dated September 23, 2008

c) Board resolution to issue shares dated October 8, 2008

d) Board resolution to rescind preferred shares dated June 5, 2009

e) Board resolution issuing shares for capital contribution dated June 5, 2009

f) Certificate of Correction of the previously filed notice of Merger (Exhibit 15e) as permitted by Section 103 of the General Corporation Law of the State of Delaware

g) Security Agreement

h) Resolution to convert debt to equity

15

10

15d.

INICIA INCORPORATED

Written Consent of the Board of Directors
In Lieu of Meeting

The undersigned, being all directors of INICIA INCORPORATED (the "Corporation"), hereby consent, pursuant to the Corporation Law of the State of Delaware, to the adoption of the following resolutions taking or authorizing the actions specified therein:

1. ***Rescission and Cancellation of Preferred Shares of Stock.***

WHEREAS, the Corporation, on September 17, 2008, authorized the issuance of one (1) shares of preferred stock to Keystone Capital Resources, LLC and New Century Capital Consultants, Inc., and each share of Preferred Stock allows the preferred shareholder to vote the equivalent of 50% of the current issued and outstanding shares of the Corporation to exercise control over the Corporation, and

WHEREAS, the Corporation desires to rescind and cancel the two shares of Preferred Stock and both Keystone Capital Resources, LLC and New Century Capital Consultants, Inc. consent to the rescission and cancellation of their Preferred shares,

BE IT RESOLVED, that the two shares of Preferred stock previously issued to Keystone Capital Resources, LLC and New Century Capital Consultants, Inc. are hereby cancelled and returned to the treasury of the Corporation.

2. ***Approval to File Necessary Reports***

WHEREAS, certain actions taken at this meeting may require filing with the SEC of the appropriate report,

BE IT RESOLVED, that the President and other Officers of the Corporation has the requisite authority to take the necessary actions, or to delegate such action to another that are required to be done to implement the actions determined, including, but not limited to, the filing of any forms or filings with the SEC or FINRA, if required.

Dated as of: June 5, 2009



Bruce Dugan, Director



Mary Ann Zimmer, Director



Mario Delfino, Director



Larry Schulze, Director

Accepted and Agreed to the cancellation of the Preferred Stock:

Keystone Capital Resources, LLC

____

By.

New Century Capital Consultants, Inc.

____

By:

/s/
Mary Ann Zimmer, Director

/s/
Mario Dolfino, Director

/s/
Larry Schulze, Director

Accepted and Agreed to the cancellation of the Preferred Stock:

Keystone Capital Resources, LLC



By.

New Century Capital Consultants, Inc.

By:

____
Mary Ann Zimmer, Director

____
Mario Delfino, Director

____
Larry Schulze, Director

Accepted and Agreed to the cancellation of the Preferred Stock:

Keystone Capital Resources, LLC

____
By.

New Century Capital Consultants, Inc.



____
By:

15G

SECURITY AGREEMENT

THIS SECURITY AGREEMENT (the "Agreement"), is entered into and made effective as of the 5 day of August, 2009, by and between **Bruce F. Dugan, Mario Delfino and Larry Schultze**, all doing business at ______________________________ (together the "Grantors") and **New Century Capital Consultants, Inc.**, a New York corporation, with its principal address at 111 Great Neck Road, Ste 300, Great Neck, NY 11201 and **Keystone Capital Resources, LLC**, doing business at 330 Innovation Blvd, Ste 300, State Collage PA 16801 (collectively the "Secured Parties").

WHEREAS, the Secured Parties advanced the sum of SIXTY THOUSAND DOLLARS ($60,000) to secure an interest in a Corporation that has now become Inicia Incorporated;

WHEREAS, Grantors desire to grant a security interest to the Secured Parties and Grantors hereby grant to the Secured Parties a security interest in and to the pledged property identified on Exhibit A hereto (collectively referred to as the "Pledged Property") until the satisfaction of the Obligations, as defined herein below.

WHEREAS, that the Company is in the process of filing a Regulation A Offering, with the intent to raise $560,000 through the registered offering and sale of 56,000,000 common shares of the Company to the public, and

WHEREAS, that the Company intends to pay the secured parties from the proceeds realized from the Regulation A Offering.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and for other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1.
DEFINITIONS AND INTERPRETATIONS

Section 1.1. Recitals.
The above recitals are true and correct and are incorporated herein, in their entirety, by this reference.

Section 1.2. Interpretations.
Nothing herein expressed or implied is intended or shall be construed to confer upon any person other than the Secured Parties any right, remedy or claim under or by reason hereof.

Section 1.3. Obligations Secured.
The obligations secured hereby are obligations of the Grantors now existing (collectively, the "Obligations").

ARTICLE 2.
PLEDGED COLLATERAL, ADMINISTRATION OF COLLATERAL AND TERMINATION OF SECURITY INTEREST

Section 2.1. Pledged Property.
(a) Grantors hereby pledge to the Secured Parties, and creates in the Secured Parties for their benefit, a security interest for such time until the Obligations are paid in full, in

and to all of the property of Grantors as set forth in Exhibit "A" attached hereto (collectively, the "Pledged Property"), being shares of common stock of Inicia Incorporated:

The Pledged Property, as set forth in Exhibit "A" attached hereto, and the products thereof and the proceeds of all such items are hereinafter collectively referred to as the "Pledged Collateral."

(b) Simultaneously with the execution and delivery of this Agreement, Grantors shall make, execute, acknowledge, file, record and deliver to the Secured Parties any documents reasonably requested by the Secured Parties to perfect its security interest in the Pledged Property, including a UCC-1 Filing with the State of New York. Simultaneously with the execution and delivery of this Agreement, or at any time thereafter as long as the Secured Parties continue to have an interest in the Pledged Property, Grantors shall make, execute, acknowledge and deliver to the Secured Parties such documents and instruments, including, without limitation, financing statements, certificates, affidavits and forms as may, in the Secured Parties' reasonable judgment, be necessary to effectuate, complete or perfect, or to continue and preserve, the security interest of the Secured Parties in the Pledged Property, and the Secured Parties shall hold such documents and instruments as Secured Parties, subject to the terms and conditions contained herein, as follows:

Section 2.2. Termination of Security Interest. Once the Regulation A Offering is effective and the Offering is placed and received by the Company shall be obligated to pay the entire amount due to the Secured Parties within Thirty (30) days, or if the entire amount is not placed, than the Secured Parties shall receive a pro rata amount of the amount due from the Offering, with the remaining balance still due and payable, and subject to this Security Agreement. Upon payment of the full amount, the Security Interest shall terminate immediately and the Pledged Collateral shall be released. Secured Parties shall file any UCC Filing with the State of New York to evidence the release of the Collateral under this Agreement.

Section 2.3.
Rights; Interests; Etc.

(a) So long as no Event of Default (as hereinafter defined) shall have occurred and be continuing:

(i) Grantors shall be entitled to exercise any and all rights pertaining to the Pledged Property or any part thereof for any purpose not inconsistent with the terms hereof; and

(ii) Grantors shall be entitled to receive and retain any and all payments paid or made in respect of the Pledged Property.

(b) Upon the occurrence and during the continuance of an Event of Default:

(i) All rights of Grantors to exercise the rights which it would otherwise be entitled to exercise pursuant to Section 2.3(a)(i) hereof and to receive payments which it would otherwise be authorized to receive and retain pursuant to Section 2.2(a)(ii) hereof shall be suspended, and all such rights shall thereupon become vested in the Secured Parties who shall thereupon have the sole right to exercise such rights and to receive and hold as Pledged Collateral such payments; *provided, however*, that if the Secured Parties shall become entitled and shall elect to exercise its right to realize on the Pledged Collateral pursuant to Article 5 hereof, then all cash sums received by the Secured Parties, or held by Company for the benefit of the Secured Parties and paid over pursuant to Section 2.3(b)(ii) hereof, shall be applied against any outstanding Obligations; and

(ii) All interest, dividends, income and other payments and distributions which are received by Grantors contrary to the provisions of Section 2.3(b)(i) hereof shall be received in trust for the benefit of the Secured Parties, shall be

segregated from other property of Grantors and shall be forthwith paid over to the Secured Parties; or

(iii) The Secured Parties in its sole discretion shall be authorized to sell any or all of the Pledged Property at public or private sale in order to recoup all of the outstanding principal plus accrued interest owed pursuant to the Convertible Debenture as described herein

(c) Each of the following events shall constitute a default under this Agreement (each an "Event of Default"):

(i) any default, whether in whole or in part, shall occur in the payment to the Secured Parties of principal, interest or other item comprising the Obligations as and when due or with respect to any other debt or obligation of Grantors to a party other than the Secured Parties;

(ii) any default, whether in whole or in part, shall occur in the due observance or performance of any obligations or other covenants, terms or provisions to be performed under this Agreement or the Transaction Documents;

(iii) Grantors shall: (1) make a general assignment for the benefit of its creditors; (2) apply for or consent to the appointment of a receiver, trustee, assignee, custodian, sequestrator, liquidator or similar official for itself or any of its assets and properties; (3) commence a voluntary case for relief as a debtor under the United States Bankruptcy Code; (4) file with or otherwise submit to any governmental authority any petition, answer or other document seeking: (A) reorganization, (B) an arrangement with creditors or (C) to take advantage of any other present or future applicable law respecting bankruptcy, reorganization, insolvency, readjustment of debts, relief of debtors, dissolution or liquidation; (5) file or otherwise submit any answer or other document admitting or failing to contest the material allegations of a petition or other document filed or otherwise submitted against it in any proceeding under any such applicable law, or (6) be adjudicated a bankrupt or insolvent by a court of competent jurisdiction; or

(iv) any case, proceeding or other action shall be commenced against Grantors for the purpose of effecting, or an order, judgment or decree shall be entered by any court of competent jurisdiction approving (in whole or in part) anything specified in Section 2.3(c)(iii) hereof, or any receiver, trustee, assignee, custodian, sequestrator, liquidator or other official shall be appointed with respect to Grantors, or shall be appointed to take or shall otherwise acquire possession or control of all or a substantial part of the assets and properties of Grantors, and any of the foregoing shall continue unstayed and in effect for any period of thirty (30) days.

ARTICLE 3.
ATTORNEY-IN-FACT; PERFORMANCE

Section 3.1. Secured Parties Appointed Attorney-In-Fact.

Upon the occurrence of an Event of Default, Grantors hereby appoints the Secured Parties as its attorney-in-fact, with full authority in the place and stead of Grantors and in the name of Grantors or otherwise, from time to time in the Secured Parties's discretion to take any action and to execute any instrument which the Secured Parties may reasonably deem necessary to accomplish the purposes of this Agreement, including, without limitation, to receive and collect all instruments made payable to Grantors representing any payments in respect of the Pledged Collateral or any part thereof and to give full discharge for the same. The Secured Parties may demand, collect, receipt for, settle, compromise, adjust, sue for, foreclose, or realize on the Pledged Property as and when the Secured Parties may determine. To facilitate collection, the Secured Parties may notify account debtors and obligors on any Pledged Property or Pledged Collateral to make payments directly to the Secured Parties.

Section 3.2. Secured Parties May Perform.

If Grantors fails to perform any agreement contained herein, the Secured Parties, at its option, may itself perform, or cause performance of, such agreement, and the expenses of the Secured Parties incurred in connection therewith shall be included in the Obligations secured hereby and payable by Grantors under Section 8.3.

ARTICLE 4.
REPRESENTATIONS AND WARRANTIES

Section 4.1. Authorization; Enforceability.

Each of the parties hereto represents and warrants that it has taken all action necessary to authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and upon execution and delivery, this Agreement shall constitute a valid and binding obligation of the respective party, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights or by the principles governing the availability of equitable remedies.

Section 4.2. Ownership of Pledged Property.

Grantors warrants and represents that it is the legal and beneficial owner of the Pledged Property free and clear of any lien, security interest, option or other charge or encumbrance except for the security interest created by this Agreement.

ARTICLE 5.
DEFAULT; REMEDIES; SUBSTITUTE COLLATERAL

Section 5.1. Default and Remedies.

(a) If an Event of Default described in Section 2.2(c)(i) and (ii) occurs, then in each such case the Secured Parties may declare the Obligations to be due and payable immediately, by a notice in writing to Grantors, and upon any such declaration, the Obligations shall become immediately due and payable. If an Event of Default described in Sections 2.2(c)(iii) or (iv) occurs and is continuing for the period set forth therein, then the Obligations shall automatically become immediately due and payable without declaration or other act on the part of the Secured Parties.

(b) Upon the occurrence of an Event of Default, the Secured Parties shall: (i) be entitled to receive all distributions with respect to the Pledged Collateral, (ii) to cause the Pledged Property to be transferred into the name of the Secured Parties or its nominee, (iii) to dispose of the Pledged Property, and (iv) to realize upon any and all rights in the Pledged Property then held by the Secured Parties.

Section 5.2. Method of Realizing Upon the Pledged Property: Other Remedies.

Upon the occurrence of an Event of Default, in addition to any rights and remedies available at law or in equity, the following provisions shall govern the Secured Parties's right to realize upon the Pledged Property:

(a) Any item of the Pledged Property may be sold for cash or other value in any number of lots at brokers board, public auction or private sale and may be sold without demand, advertisement or notice (except that the Secured Parties shall give Grantors ten (10) days' prior written notice of the time and place or of the time after which a private sale may be made (the "Sale Notice")), which notice period is hereby agreed to be commercially

reasonable. At any sale or sales of the Pledged Property, Grantors may bid for and purchase the whole or any part of the Pledged Property and, upon compliance with the terms of such sale, may hold, exploit and dispose of the same without further accountability to the Secured Parties. Grantors will execute and deliver, or cause to be executed and delivered, such instruments, documents, assignments, waivers, certificates, and affidavits and supply or cause to be supplied such further information and take such further action as the Secured Parties reasonably shall require in connection with any such sale.

(b) Any cash being held by the Secured Parties as Pledged Collateral and all cash proceeds received by the Secured Parties in respect of, sale of, collection from, or other realization upon all or any part of the Pledged Collateral shall be applied as follows:

(i) to the payment of all amounts due the Secured Parties for the expenses reimbursable to it hereunder or owed to it pursuant to Section 8.3 hereof;

(ii) to the payment of the Obligations then due and unpaid.

(iii) the balance, if any, to the person or persons entitled thereto, including, without limitation, Grantors.

(c) In addition to all of the rights and remedies which the Secured Parties may have pursuant to this Agreement, the Secured Parties shall have all of the rights and remedies provided by law, including, without limitation, those under the Uniform Commercial Code.

(i) If Grantors fails to pay such amounts due upon the occurrence of an Event of Default which is continuing, then the Secured Parties may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against Grantors and collect the monies adjudged or decreed to be payable in the manner provided by law out of the property of Company, wherever situated.

(ii) Grantors agrees that it shall be liable for any reasonable fees, expenses and costs incurred by the Secured Parties in connection with enforcement, collection and preservation of the Transaction Documents, including, without limitation, reasonable legal fees and expenses, and such amounts shall be deemed included as Obligations secured hereby and payable as set forth in Section 8.3 hereof.

Section 5.3. <u>Proofs of Claim</u>.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relating to Grantors or the property of Grantors or of such other obligor or its creditors, the Secured Parties (irrespective of whether the Obligations shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Secured Parties shall have made any demand on Grantors for the payment of the Obligations), subject to the rights of Previous Security Holders, shall be entitled and empowered, by intervention in such proceeding or otherwise:

(i) to file and prove a claim for the whole amount of the Obligations and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Secured Parties (including any claim for the reasonable legal fees and expenses and other expenses paid or incurred by the Secured Parties permitted hereunder and of the Secured Parties allowed in such judicial proceeding), and

(ii) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by the Secured Parties to make such payments to the Secured Parties and, in the event that the Secured Parties shall consent to the making of such payments directed to the Secured Parties, to pay to the Secured Parties any amounts for expenses due it hereunder.

Section 5.4. Duties Regarding Pledged Collateral.

The Secured Parties shall have no duty as to the collection or protection of the Pledged Property or any income thereon or as to the preservation of any rights pertaining thereto, beyond the safe custody and reasonable care of any of the Pledged Property actually in the Secured Parties's possession.

ARTICLE 6.
AFFIRMATIVE COVENANTS

Grantors covenants and agrees that, from the date hereof and until the Obligations have been fully paid and satisfied, unless the Secured Parties shall consent otherwise in writing (as provided in Section 8.4 hereof):

Section 6.1. Existence, Properties, Etc.

(a) Grantors shall do, or cause to be done, all things, or proceed with due diligence with any actions or courses of action, that may be reasonably necessary (i) to maintain Company's due organization, valid existence and good standing under the laws of its state of incorporation, and (ii) to preserve and keep in full force and effect all qualifications, licenses and registrations in those jurisdictions in which the failure to do so could have a Material Adverse Effect (as defined below); and (b) Grantors shall not do, or cause to be done, any act impairing Grantors's corporate power or authority (i) to carry on Grantors's business as now conducted, and (ii) to execute or deliver this Agreement or any other document delivered in connection herewith, including, without limitation, any UCC-1 Financing Statements required by the Secured Parties to which it is or will be a party, or perform any of its obligations hereunder or thereunder. For purpose of this Agreement, the term "Material Adverse Effect" shall mean any material and adverse affect as determined by Secured Parties in its sole discretion, whether individually or in the aggregate, upon (a) Grantors's assets, business, operations, properties or condition, financial or otherwise; (b) Grantors's to make payment as and when due of all or any part of the Obligations; or (c) the Pledged Property.

Section 6.2. Contracts and Other Collateral.

Grantors shall perform all of its obligations under or with respect to each instrument, receivable, contract and other intangible included in the Pledged Property to which Grantors is now or hereafter will be party on a timely basis and in the manner therein required, including, without limitation, this Agreement.

Section 6.3. Defense of Collateral, Etc.

Grantors shall defend and enforce its right, title and interest in and to any part of: (a) the Pledged Property; and (b) if not included within the Pledged Property, those assets and properties whose loss could have a Material Adverse Effect, Grantors shall defend the Secured Parties's right, title and interest in and to each and every part of the Pledged Property, each against all manner of claims and demands on a timely basis to the full extent permitted by applicable law.

Section 6.4. Payment of Debts, Taxes, Etc.

Grantors shall pay, or cause to be paid, all of its indebtedness and other liabilities and perform, or cause to be performed, all of its obligations in accordance with the respective terms thereof, and pay and discharge, or cause to be paid or discharged, all taxes, assessments and other governmental charges and levies imposed upon it, upon any of its assets and properties on or before the last day on which the same may be paid without penalty, as well as pay all other lawful claims (whether for services, labor, materials, supplies or otherwise) as and when due

Section 6.5. Taxes and Assessments; Tax Indemnity.

Grantors shall (a) file all tax returns and appropriate schedules thereto that are required to be filed under applicable law, prior to the date of delinquency, (b) pay and discharge all taxes, assessments and governmental charges or levies imposed upon Grantors, upon its income and profits or upon any properties belonging to it, prior to the date on which penalties attach thereto, and (c) pay all taxes, assessments and governmental charges or levies that, if unpaid, might become a lien or charge upon any of its properties; *provided, however*, that Grantors in good faith may contest any such tax, assessment, governmental charge or levy described in the foregoing clauses (b) and (c) so long as appropriate reserves are maintained with respect thereto.

Section 6.6. Compliance with Law and Other Agreements.

Grantors shall maintain its business operations and property owned or used in connection therewith in compliance with (a) all applicable federal, state and local laws, regulations and ordinances governing such business operations and the use and ownership of such property, and (b) all agreements, licenses, franchises, indentures and mortgages to which Grantors is a party or by which Grantors or any of its properties is bound. Without limiting the foregoing, Grantors shall pay all of its indebtedness promptly in accordance with the terms thereof.

Section 6.7. Notice of Default.

Grantors shall give written notice to the Secured Parties of the occurrence of any default or Event of Default under this Agreement, the Transaction Documents or any other Loan Instrument or any other agreement of Company for the payment of money, promptly upon the occurrence thereof.

Section 6.8. Notice of Litigation.

Grantors shall give notice, in writing, to the Secured Parties of (a) any actions, suits or proceedings wherein the amount at issue is in excess of $50,000, instituted by any persons against Grantors, or affecting any of the assets of Grantors, and (b) any dispute, not resolved within fifteen (15) days of the commencement thereof, between Grantors on the one hand and any governmental or regulatory body on the other hand, which might reasonably be expected to have a Material Adverse Effect on the business operations or financial condition of Grantors.

ARTICLE 7.
NEGATIVE COVENANTS

Grantors covenants and agrees that, from the date hereof until the Obligations have been fully paid and satisfied, Grantors shall not, unless the Secured Parties shall consent otherwise in writing:

Section 7.1. Indebtedness.

Grantors shall not directly or indirectly permit, create, incur, assume, permit to exist, increase, renew or extend on or after the date hereof any indebtedness on its part, including commitments, contingencies and credit availabilities, or apply for or offer or agree to do any of the foregoing.

Section 7.2. Liens and Encumbrances.

Grantors shall not directly or indirectly make, create, incur, assume or permit to exist any assignment, transfer, pledge, mortgage, security interest or other lien or encumbrance of any nature in, to or against any part of the Pledged Property or of Grantors's capital stock, or offer or

agree to do so, or own or acquire or agree to acquire any asset or property of any character subject to any of the foregoing encumbrances (including any conditional sale contract or other title retention agreement), or assign, pledge or in any way transfer or encumber its right to receive any income or other distribution or proceeds from any part of the Pledged Property or Grantors's capital stock; or enter into any sale-leaseback financing respecting any part of the Pledged Property as lessee, or cause or assist the inception or continuation of any of the foregoing.

Section 7.3. Certificate of Incorporation, By-Laws, Mergers, Consolidations, Acquisitions and Sales.

Without the prior express written consent of the Secured Parties, Grantors shall not: (a) Amend its Certificate of Incorporation or By-Laws; (b) issue or sell its stock, stock options, bonds, notes or other corporate securities or obligations; (c) be a party to any merger, consolidation or corporate reorganization, (d) purchase or otherwise acquire all or substantially all of the assets or stock of, or any partnership or joint venture interest in, any other person, firm or entity, (e) sell, transfer, convey, grant a security interest in or lease all or any substantial part of its assets, nor (f) create any subsidiaries nor convey any of its assets to any subsidiary.

Section 7.4. Management, Ownership.

Grantors shall not materially change its ownership, executive staff or management without the prior written consent of the Secured Parties. The ownership, executive staff and management of Grantors are material factors in the Secured Parties's willingness to institute and maintain a lending relationship with Grantors.

Section 7.5. Dividends, Etc.

Grantors shall not declare or pay any dividend of any kind, in cash or in property, on any class of its capital stock, nor purchase, redeem, retire or otherwise acquire for value any shares of such stock, nor make any distribution of any kind in respect thereof, nor make any return of capital to shareholders, nor make any payments in respect of any pension, profit sharing, retirement, stock option, stock bonus, incentive compensation or similar plan (except as required or permitted hereunder), without the prior written consent of the Secured Parties.

Section 7.6. Guaranties; Loans.

Grantors shall not guarantee nor be liable in any manner, whether directly or indirectly, or become contingently liable after the date of this Agreement in connection with the obligations or indebtedness of any person or persons, except for (i) the indebtedness currently secured by the liens identified on the Pledged Property identified on Exhibit A hereto and (ii) the endorsement of negotiable instruments payable to Grantors for deposit or collection in the ordinary course of business. Grantors shall not make any loan, advance or extension of credit to any person other than in the normal course of its business.

Section 7.7. Conduct of Business.

Grantors will continue to engage, in an efficient and economical manner, in a business of the same general type as conducted by it on the date of this Agreement.

Section 7.8. Places of Business.

The location of Grantors' chief place of business is as indicated above. Grantors shall not change the location of its chief place of business, chief executive office or any place of business disclosed to the Secured Parties or move any of the Pledged Property from its current location without thirty (30) days' prior written notice to the Secured Parties in each instance.

ARTICLE 8.
MISCELLANEOUS

Section 8.1. Notices.

All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as duly given on: (a) the date of delivery, if delivered in person, by nationally recognized overnight delivery service or (b) five (5) days after mailing if mailed from within the continental United States by certified mail, return receipt requested to the party entitled to receive the same, at the addresses indicated above:

Any party may change its address by giving notice to the other party stating its new address. Commencing on the tenth (10th) day after the giving of such notice, such newly designated address shall be such party's address for the purpose of all notices or other communications required or permitted to be given pursuant to this Agreement.

Section 8.2. Severability.

If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other severable provision of this Agreement, and this Agreement shall be carried out as if any such invalid or unenforceable provision were not contained herein.

Section 8.3. Expenses.

In the event of an Event of Default, Grantors will pay to the Secured Parties the amount of any and all reasonable expenses, including the reasonable fees and expenses of its counsel, which the Secured Parties may incur in connection with: (i) the custody or preservation of, or the sale, collection from, or other realization upon, any of the Pledged Property; (ii) the exercise or enforcement of any of the rights of the Secured Parties hereunder or (iii) the failure by Grantors to perform or observe any of the provisions hereof.

Section 8.4. Waivers, Amendments, Etc.

The Secured Parties's delay or failure at any time or times hereafter to require strict performance by Company of any undertakings, agreements or covenants shall not waiver, affect, or diminish any right of the Secured Parties under this Agreement to demand strict compliance and performance herewith. Any waiver by the Secured Parties of any Event of Default shall not waive or affect any other Event of Default, whether such Event of Default is prior or subsequent thereto and whether of the same or a different type. None of the undertakings, agreements and covenants of Grantors contained in this Agreement, and no Event of Default, shall be deemed to have been waived by the Secured Parties, nor may this Agreement be amended, changed or modified, unless such waiver, amendment, change or modification is evidenced by an instrument in writing specifying such waiver, amendment, change or modification and signed by the Secured Parties. Secured Parties may assign their rights hereunder at the discretion of the Secured Party.

Section 8.5. Continuing Security Interest.

This Agreement shall create a continuing security interest in the Pledged Property and shall: (i) remain in full force and effect until payment in full of the Obligations; and (ii) be binding upon Grantors and its successors and heirs and (iii) inure to the benefit of the Secured Parties and its successors and assigns. Upon the payment or satisfaction in full of the Obligations, Grantors shall be entitled to the return, at its expense, of such of the Pledged

Property as shall not have been sold in accordance with Section 5.2 hereof or otherwise applied pursuant to the terms hereof.

Section 8.6. Applicable Law; Jurisdiction.
This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The parties further agree that any action between them shall be heard in the Courts of New York, and expressly consent to the jurisdiction and venue of the Supreme Court of New York, sitting in the County of Suffolk and the United States District Court for the District of New York, Eastern District, sitting in Central Islip, New York, for the adjudication of any civil action asserted pursuant to this Paragraph, regardless of the place of business of the parties.

Section 8.7. Waiver of Jury Trial.
AS A FURTHER INDUCEMENT FOR THE SECURED PARTIES TO ENTER INTO THIS AGREEMENT AND TO MAKE THE FINANCIAL ACCOMMODATIONS TO GRANTORS, GRANTORS HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING RELATED IN ANY WAY TO THIS AGREEMENT AND/OR ANY AND ALL OTHER DOCUMENTS RELATED TO THIS TRANSACTION.

Section 8.8. Entire Agreement.
This Agreement constitutes the entire agreement among the parties and supersedes any prior agreement or understanding among them with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

By: ______________________
Name: Bruce F. Dugan

By: ______________________
Name: Mario Delfino

By: ______________________
Name: Larry Schultze

New Century Capital Consultants, Inc.



By: Darlene Parzola
Title: PRES.

Keystone Capital Resources LLC

____
By:
Title:



LEGAL PROCEEDING RELATED IN ANY WAY TO THIS AGREEMENT AND/OR ANY AND ALL OTHER DOCUMENTS RELATED TO THIS TRANSACTION.

Section 8.8. Entire Agreement.

This Agreement constitutes the entire agreement among the parties and supersedes any prior agreement or understanding among them with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

By: ____________________
Name: Bruce F. Dugan

By: ____________________
Name: Mario Delfino

By: ____________________
Name: Larry Schultze

New Century Capital Consultants, Inc.

____
By:
Title:

Keystone Capital Resources LLC

____
By:
Title:

Exhibit A

Pledge Property consisting of shares of common stock of Inicia Incorporated

Grantor	Shares Pledged
Bruce T. Dugan	33,400,000
Mario Delfino	25,000,000
Larry Schultze	25,000,000

OM

15H

INICIA INCORPORATED

Written Consent of the Board of Directors
In Lieu of Meeting

The undersigned, being all directors of INICIA INCORPORATED (the "Corporation"), hereby consent, pursuant to the Corporation Law of the State of Delaware, to the adoption of the following resolutions taking or authorizing the actions specified therein:

1. ***Conversion of Debt into Shares of Common Stock of the Corporation.***

WHEREAS, the Corporation is indebted to various entities/individuals for monies loaned to the Corporation in the amounts indicated below on the dates listed, and

WHEREAS, the Corporation desires to issue shares of common stock in exchange for said debt at a conversion of $.001 per share,

BE IT RESOLVED, the Corporation shall issue shares of common stock, as indicated below and said shares shall bear a restrictive legend and shall be deemed to have been issued on the dates indicated as follows:

Shareholder	Dated	Amount	Shares
New Century Capital Consultants, Inc.	February 27, 2009	$2,000	200,000
Keystone Capital Resources, LLC	October 24, 2008	$8,000	800,000
Keystone Capital Resources, LLC	November 14, 2008	$3,500	350,000
Keystone Capital Resources, LLC	December 28, 2008	$5,000	500,000
Keystone Capital Resources, LLC	January 30, 2009	$11,500	1,150,000
Keystone Capital Resources, LLC	February 5, 2009	$2,500	250,000

2. ***Approval to File Necessary Reports***

WHEREAS, certain actions taken at this meeting may require filing with the SEC of the appropriate report,

BE IT RESOLVED, that the President and other Officers of the Corporation has the requisite authority to take the necessary actions, or to delegate such action to another that are required to be done to implement

the actions determined, including, but not limited to, the filing of any forms or filings with the SEC or FINRA, if required.

Dated as of: June 5, 2009



Bruce Dugan, Director



Mary Ann Zimmer, Director



Mario Delfino, Director



Larry Schulze, Director

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 23, 2010.



(Issuer) Inicia Incorporated

By (Signature and Title) ______________________
Bruce T. Dugan Chairman, President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



(Signature)______________________
Bruce T. Dugan
(Title) Chairman, President and Chief Executive Officer

(Signature)______________________
James W. Stearrett
(Title) Chief Financial Officer

(Signature)______________________
Mary Ann Zimmer
(Title) Director and Vice President

(Signature)______________________
Larry Schulze
(Title) Director and Vice President



Signature)______________________
Mario Delfino
(Title) Director and Vice President

(Date) February 23, 2010

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 31, 2009.

(Issuer) Inicia Incorporated

By (Signature and Title) ______________________________
Bruce T. Dugan Chairman, President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)______________________________
Bruce T. Dugan
(Title) Chairman, President and Chief Executive Officer

(Signature)

James W. Stearrett
(Title) Chief Financial Officer

(Signature)______________________________
Mary Ann Zimmer
(Title) Director and Vice President

(Signature)______________________________
Larry Schulze
(Title) Director and Vice President

Signature) ______________________________
Mario Delfino
(Title) Director and Vice President

(Date) December 31, 2009

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 31, 2009.

(Issuer) Inicia Incorporated

By (Signature and Title) ____________________
Bruce T. Dugan Chairman, President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)____________________
Bruce T. Dugan
(Title) Chairman. President and Chief Executive Officer

(Signature)____________________
James W. Stearrett
(Title) Chief Financial Officer

(Signature) 
Mary Ann Zimmer
(Title) Director and Vice President

(Signature)____________________
Larry Schulze
(Title) Director and Vice President

Signature) ____________________
Mario Delfino
(Title) Director and Vice President

(Date) December 31, 2009

h) Resolution to convert debt to equity

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 23, 2010.

(Issuer) Inicia Incorporated

By (Signature and Title) ______________________________
Bruce T. Dugan Chairman, President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)______________________________
Bruce T. Dugan
(Title) Chairman, President and Chief Executive Officer

(Signature)______________________________
James W. Stearrett
(Title) Chief Financial Officer

(Signature)______________________________
Mary Ann Zimmer
(Title) Director and Vice President

(Signature)______________________________
Larry Schulze
(Title) Director and Vice President

Signature) ______________________________
Mario Delfino
(Title) Director and Vice President

(Date) February 23, 2010